FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002



AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(*Address of principal executive office*)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ING

ANZ

# Media Release

For Release: 10 April 2002

## ANZ and ING Joint Venture creates unique strategic position in high growth sector

Australia and New Zealand Banking Group Limited (ANZ) and ING Group today announced the formation of their Joint Venture creating a unique strategic position in funds management and life insurance in Australia and New Zealand.

The Joint Venture to be established on 1 May 2002, will be called ING Australia Limited and will immediately have a leading position in funds management and life insurance:

- Top 4 position in retail funds management in Australia and the leading position in New Zealand with total funds under management and administration of A$38.4 billion
- Top 5 position in life risk insurance in Australia
- An outstanding customer proposition - access and advice through the customer's channel of choice; product and service from a specialist provider; and access to global investment capability
- A strong growth platform leveraging diversified distribution - over 6,000 professional financial advisers in Australia and New Zealand, and through ANZ's bank channels.

Key details of the Joint Venture transaction are:

- ING Australia Limited will be owned 51% by ING Group and 49% by ANZ
- Clear governance principles with both shareholders having an equal say in strategic decisions
- Equal Board representation with four ANZ nominees and four ING Group nominees (see attachment)
- ANZ Investments will be transferred to the Joint Venture. ANZ Investments earnings of A$75 million for 2001 include A$45 million contributed to the Joint Venture and A$30 million to be retained by ANZ
- The Joint Venture has been valued at A$3.75 billion with ING contributing businesses valued at A$2874 million; ANZ contributing businesses valued at A$879 million
- ANZ making a capital contribution of A$960 million reflecting the relative value of the businesses contributed funded entirely from internal resources.

The Joint Venture is subject to necessary regulatory approvals. FIRB approval has already been obtained.

For clarification, the following will not be included in the Joint Venture: ANZ's distribution businesses and financial planners, ANZ Trustees and Lenders Mortgage Insurance, ING's Australian general insurance interests, ING Investment Management, ING Real Estate, and ING's wholesale, investment banking and retail banking operations, including ING Direct.

Through the Joint Venture and their other entities ING and ANZ's combined funds under management and administration will be A$45 billion in Australia and A$5 billion in New Zealand.

...../2.

The Chief Executive Officer of the Joint Venture will be Mr John Wylie who, since early 2001, has been Managing Director of ING's business that will become part of the Joint Venture.

"The Joint Venture will leverage the complementary strengths of both ANZ and ING. The business has the immediate scale, capability and distribution channels to grow strongly and shape the future of the industry over the coming years. It is a very exciting time for ING Australia, as we will be able to generate significant business growth by leveraging ANZ distribution opportunities as well as ING's strong relationships with professional adviser networks," Mr Wylie said.

The Joint Venture will provide funds management and insurance products to ANZ's corporate and personal businesses under the ANZ brand and through professional adviser networks under the ING brand. It will outsource investment management activities to ING Group's specialist investment business, ING Investment Management, which will also acquire ANZ's Asset Management business in Australia.

The combined cost base of the Joint Venture in 2001 were approximately A$360 million and cost synergies created through the Joint Venture are expected to be 10-15% of this cost base per annum, to be achieved over a three to four year period, with the majority achieved by the end of 2004. In addition there are considerable revenue synergies.

ANZ has an internal goal to triple annual investment inflows by 2005 through aligning distribution with customer needs, expanding its sales force of qualified financial planners and using the improved range of products and investment funds offered by ING Australia.

ANZ Chief Executive Officer Mr John McFarlane said: "This is a great partnership for ANZ. In one move this takes us into the big league in funds management in Australia and New Zealand - we create a sustainable top tier position in wealth management and protection products, access to global investment capability and strengthen our ability to serve customers in the fast growing funds management and life insurance sectors in Australia and New Zealand".

"The Joint Venture advances our specialisation strategy. We are creating a distinctive funds management business with a large global partner and we look forward to working in partnership with ING to leverage ING Australia organically and through acquisition. This is not the end game, however, and we now have a platform for further strategic expansion," Mr McFarlane said.

ING Group Executive Board member, Mr Fred Hubbell, said the partnership with ANZ continues ING's long-term commitment to growth in Australia and New Zealand and fulfils a key corporate objective of securing a top tier position in highly developed markets.

"Australia is one of the most highly developed and fastest growing wealth management markets in the world and ING has been very successful here over a long time. This Joint Venture with one of Australia's leading banks now positions us for even greater growth as a market leader with distinctive strengths," Mr Hubbell said.

ANZ will retain its strong capital position post the joint venture, and the investment will be cash EPS positive.

In forming the Joint Venture ING was advised by ING Investment Banking. ANZ was advised by Deutsche Bank.

For media inquiries, contact:

Stephen Sinclair
Manager, Corporate Communications
ING Australia Limited
Email: Tel: +61-2-9234 8468 or +61-412-258261

Paul Edwards
Head of Group Media Relations
ANZ
Tel: +61-3-92736955 or +61-409-655550

...../3.

Joyce Hulst
ING Group
Tel: +31-20-5415469

**Notes for Editors:**

**About ING**

ING Group is one of the world's largest investment, banking and insurance groups with over 50 million customers, A$800 billion in assets under management, 110,000 staff and operations in 65 countries. It was founded in 1991 as the world's first major bancassurance merger, between The Netherlands' largest insurer and one of its major banks. Since then it has experienced outstanding growth both organically and through acquisition.

ING Australia, originally founded in Sydney in 1878 as Mercantile Mutual, joined what is now ING Group in 1982 when The Netherlands' largest insurer and founding ING Group company acquired 50%, followed by the remaining 50% in 1987. Last Year ING made a highly successful transition to the global ING brand. ING Australia has experienced very strong growth in funds management, superannuation and life insurance products over many years, which have been distributed primarily through professional adviser networks.

**About ANZ**

ANZ is one of Australia's leading banking and financial services groups with total assets of approximately A$185 billion and market capitalisation of A$26-27 billion.

ANZ offers a full range of financial products a d services to approximately four million retail and business customers in Australia, New Zealand and Asia-Pacific.

**Profiles of ING Australia Limited Chief Executive officer and Board Members**

- **John Whylie, Chief Executive Officer**

John Wylie has been Managing Director of ING in Australia since 1 January 2001. In that time the company has moved to the global brand of its parent, realigned its organisation structure and continued to grow funds under management and its life insurance business. John headed Mercantile Mutual's retail life insurance and superannuation business from 1992 to 1997, following which he spent three years heading up ING's life business in Poland. During this time the market share grew from 2% to 10%.

John is a qualified actuary and has extensive experience in many areas of financial services, including marketing, product development, investments and actuarial.

- **Tony Berg, Joint Venture Chairman**

Tony Berg has been chairman of ING Australia Limited since July 2000. Formerly Managing Director Boral 1994-2000 and Managing Director Macquarie Bank 1985-1993.

**Other Joint Venture Board Members**

- **David Gonski** is a Director of ANZ, Chairman of Coca-Cola Amatil Limited and a Director of Westfield Holdings Limited and John Fairfax Holdings Limited.
- **Peter Hawkins** is Head of Group Strategic Development at ANZ, responsible for expansion and reshaping of the group business portfolio, mergers, acquisitions and disposals, and for overseeing the strategic cost agenda.

...../4.

- **Elmer Funke Kupper** is Group Managing Director, Personal Banking and Wealth at ANZ, responsible for all personal customer and wealth management businesses in Australia and New Zealand.

- **Peter McMahon** is currently non-executive Chairman of Esanda Finance Corporation, appointed to the role in March 2002. He was previously Managing Director of Asset Finance at ANZ.

- **Phil Shirriff** has been a director of ING Australia Limited since 1985, formerly Managing Director 1985-1995. He is Chief Executive Officer and Member Executive Committee ING Asia/Pacific.

- **Peter Smyth** is regional general manager of ING Asia Pacific, a position he has held since 1976.

- **Karen Wilson** has been a director of ING Australia Limited since 1995. Former Managing Director of Estee Lauder (Australia) 1991-1998 and General Manager of Estee Lauder's UK operations from 1989 to 1991.

ING

ANZ

# Media Release

For Release: 30 April 2002

## ANZ and ING complete funds management and life insurance joint venture

ANZ and ING confirmed the completion today of their funds management and life insurance joint venture.

Known as ING Australia Limited, the joint venture has a leading position in funds management and life insurance including a top four position in retail funds management in Australia and the leading position in New Zealand with total funds under management and administration of $38.4 billion.

The joint venture will commence operation from tomorrow, 1 May 2002.

For media enquiries, contact:

Stephen Sinclair
Head of Corporate Communications, ING
Tel: 02-9234 8468 or 0412-258 261
Email: Stephen.Sinclair@ing.com.au

Paul Edwards
Head of Group Media Relations, ANZ
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

# Chief Executive Officer's Review
# 2002 Interim Results

I am pleased to report our 7th successive increase in half-yearly profit, up 17% on the same period last year. We were also up 8% on a very strong prior half. Equally, earnings per share were up 19% and 8% respectively. We ended the half well on track against our public financial targets and with a strong financial and capital position.

| Measure | 2003 Target | March 2002 |
|---|---|---|
| EPS growth | 10% | 18.8% |
| Return on equity | 20% | 21.6% |
| Cost-income ratio | 45% | 46.5% |
| Credit rating | AA category | AA- |
| Inner tier 1 | 6.0% | 6.8% |

As at 31 March 2002 our capital position was above the target range, in order to absorb the capital contribution following the recently announced wealth management joint venture with ING. Both Moody's and Standard & Poor's affirmed our strong AA category rating.

Notably, and for the first time in recent cycles, ANZ has emerged largely unscathed from a period of significant global economic weakness and instability. Traditionally, ANZ's performance has been closely linked to the vagaries of the economic cycle as demonstrated in 1992, when our shareholders saw how vulnerable we used to be. Today ANZ is a different bank.

In recent years we have undertaken a wide range of initiatives to reduce risk, to improve performance, to reshape our portfolio of businesses and to create a high performance culture. While we still have some way to go, the collective impact of these initiatives is now increasingly evident in the quality and consistency of our financial results, and in our ability to withstand unexpected surprises such as the collapse of Enron, which was the cause of the increased specific provision in the half.

Consistent with our philosophy of holding prudent capital and reserves, we took the opportunity to increase our general provision for doubtful debts by $250 million. This enhances our capacity to deal with similar issues should they arise.

Earlier this year, we also settled the longstanding litigation with the National Housing Bank in India. This enabled us to recover $248 million of the provision we made when the Group sold Grindlays Bank to Standard Chartered Bank in 2000.

In the last year, we have seen the rapid and unexpected collapse of a several large corporations that have caused significant credit problems for the banking industry. As a consequence, specific provisions for the half were higher than expected and rose to $366 million. We were able to absorb this and still produce a good result.

As an important step in continuing to lower the risk profile of ANZ, we have taken steps to mitigate the impact of such circumstances in the future by reducing our single customer concentration limits and by increasing our general provision to one of the strongest in the industry.

During the half we also experienced an environment of low interest rates and higher economic uncertainty. This impacted our businesses in different ways. Strong consumer confidence supported growth in Consumer Finance, Small Business and Wealth Management. Increased volumes in the deposit market were offset by tighter margins from competitive pricing. Mortgage growth was reasonable but margins stabilised. Despite subdued financial market activity and lower levels of business investment, our Corporate and Investment Banking businesses generally performed well.

All but three of our 16 businesses grew their profits over the last year and the majority achieved double-digit growth. This demonstrates the strength of our specialised business strategy and the benefits of a diversified portfolio of businesses. It also highlights our caution on risk, our tight cost discipline, our management capability and our performance-oriented culture.

At the end of the half, we announced a wealth management joint venture with ING. This is an exciting strategic development that fills this strategic gap. In a single move, it creates a unique strategic position in this high growth sector, and takes us jointly to the number four position in retail funds management in Australia and to the number one position in New Zealand. Importantly also, it creates an opportunity for further organic growth from over 6,000 professional financial advisers in addition to ANZ's own distribution network, and provides a strong platform for further strategic moves.

Looking forward, our aim is to be in a leadership position in all of our businesses. We already achieve this in a number of corporate and personal businesses, but we need to achieve higher growth in the others, particularly on the personal side through organic growth, further reshaping of our business portfolio, and through the creation of new growth options.

We are also positioning ANZ to take advantage of more significant strategic opportunities as they arise while maintaining our strategic options for the potential consolidation of the industry.

We continue to face the challenge of balancing the interests of shareholders, staff, customers and the community. Making real progress in these areas is fundamental, not only for the reputation of ANZ and the industry, but also for sustainable value creation. In the recent past we launched a range of initiatives, which we believe are now differentiating ANZ in the community:

- simpler low cost transaction accounts for everyone
- free transaction banking for customers over 60
- a Customer Advocate to help prevent and to resolve disputes
- a firm stand on rural branch closures

As a result, our customer retention is rising and an increasing number of people are opening new accounts with us.

Staff satisfaction is also improving across the board. Almost all our staff own shares in ANZ. Since its recent launch, over 3,000 managers and staff have taken part in our cultural development programme "Breakout", and we plan to train a further 3,000 this year. We believe the calibre of our people, the way we work together and the unique culture we are creating will give us the platform to outperform our competitors.

With regard to the immediate outlook, we expect the Australian and New Zealand economies to perform relatively well and for overseas markets to begin to strengthen from their low base. Loan demand is expected to remain reasonably subdued, and rising domestic interest rates are likely to cause a squeeze on mortgage margins, partially offset by an improvement in deposit margins. Loan losses tend to lag the economic cycle and these are expected to remain moderately high, although at levels that are manageable. Expense growth is being managed within the revenue growth rate, which should lead to further improvement in the cost-income ratio.

In summary, we had a very credible first half, particularly in the light of the subdued domestic environment, the international recession, the aftermath of September 11, and the collapse of Enron. For the first time in recent memory ANZ came through the cyclical downturn with consistent earnings performance, containable loan losses and in a strong financial condition.

Our unique strategy, a more favourable environment, our seasoned management team, the strong internal energy inside ANZ, and our good external momentum should create an environment for continued performance and value creation. Notwithstanding a very strong second half last year, we continue to expect a favourable operating performance in the second half.

Our 2002 and 2003 targets remain unchanged.

# ANZ Group Management Structure

## GROUP LEADERSHIP

Chief Executive Officer
**John McFarlane**



Group Finance
**Peter Marriott**



Group Treasury

Group Strategic Development
**Peter Hawkins**



Group Customers
**Roger Davis**



Group Risk
**Mark Lawrence**



Group People Capital
**Shane Freeman**



Group Corporate Affairs
**Gerard Brown**



Operations, Technology & Shared Services
**David Boyles**



## SEGMENT LEADERSHIP

*Personal* Banking and Wealth
**Elmer Funke-Kupper**



Pers. Banking Aus
Pers. Banking NZ
Pers. Asia-Pacific
Wealth Management
*(ING Joint-Venture)*

*Corporate*
**Bob Edgar**



Corporate
*Institutional*
Global Transaction Services

*ANZ* Investment Bank
**Grahame Miller**



Global Foreign Exchange
*Global* Capital Markets
Corporate Financing and Advisory
Global Structured Finance

*Consumer* Finance
**Brian Hartzer**



*Mortgages*
**Greg Camm**



*Asset* Finance
**Elizabeth Proust**



*Small*-Medium Business
**Graham Hodges**



# Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 26 April 2002

## ANZ interim earnings up 17.3%

Australia and New Zealand Banking Group Limited (ANZ) today announced a record operating profit after tax of $1,050 million for the half year ended March 2002 against $895 million for the same period last year. Earnings per share were up 18.8% to 66.3 cents.

- **Profit after Tax $1,050 million from $895 million - up 17.3%**
- **Earnings per ordinary share 66.3 cents from 55.8 cents - up 18.8%**
- **Interim dividend 39 cents fully franked from 33 cents - up 18.2%**
- **Return on equity 21.6% from 19.6%**

ANZ Chairman, Mr Charles Goode said: "This is a good result in a challenging environment. The consistency of our performance is the result of continued hard work in strategically repositioning ANZ and in building a high performance organisation".

"We have achieved good earnings growth and a high return on equity that has remained above 20%. We ended the half well on track against our public financial targets and with a strong financial and capital position. Management and staff are to be congratulated," Mr Goode said.

ANZ Chief Executive Officer, Mr John McFarlane said: "We have embraced a unique strategy that is creating a very different bank. We are successfully reshaping our business portfolio, improving performance, reducing risk, and creating a vibrant culture inside the Bank".

"In contrast to the previous cycle, we are also demonstrating a capacity to perform well in more difficult economic circumstances and in an environment of major corporate collapses and higher global risk.

"We continue to face the challenge of achieving real balance between the interests of shareholders, staff, customers and the community. It is no longer about promises. It is about urgent and tangible action that demonstrates we put customers first, that we lead and inspire our people, and that we are worthy of the community's trust, while meeting shareholders' expectations.

"This is an enormous task. We know we have much still to do, but we have made substantive progress in each of these areas. We are now intent in doing what is necessary to finish the job. Only then can we stand up and be truly proud of our achievements," Mr McFarlane said.

For media enquiries, contact:
Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

For analyst enquiries, contact:
Philip Gentry
Head of Investor Relations
Tel: 03-9273 4185 or 0411-125 474
Email: gentryp@anz.com

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 17 April 2002

## ANZ offers free Internet Banking training for customers

ANZ today announced it would offer complimentary training courses for customers in the Eastern Suburbs who want to learn more about ANZ Internet Banking.

ANZ District Manager for Melbourne East, Mr Joe Farrugia, said the bank has had requests for Internet Banking training for some time from customers.

"ANZ has over one million customers in Australia and New Zealand registered to use Internet Banking and we want to help people to feel confident to use its functions, including some of the more advanced features such as paying bills with BPAY or transferring money to people at other banks," said Mr Farrugia.

"Running the training courses is also good way for ANZ to provide an additional service to the community in which we operate," he said.

ANZ Internet Banking offers a range of functionality from checking your account balance, viewing your transaction history and transferring funds, to paying bills for over 6,000 billers using BPAY®, paying people at other banks within Australia, plus much more.

"The training sessions will be run 'classroom style' led by a trainer and we expect each session to be well attended. In fact, feedback from other customers who have attended similar sessions is very positive," Mr Farrugia said.

ANZ is also launching Internet Banking training sessions for ANZ customers through local schools, community and neighbourhood houses and service clubs throughout Melbourne. The bank will donate $300 for each training session of 30 to 36 people booked.

"This means the training sessions are also a good fund raising opportunity for community groups," said Mr Farrugia.

The next training sessions in the Whitehorse area will be held at the Whitehorse City Council on 30 April at 9.30 am and 7.30 pm.

To find out more about the training sessions in your area, or to make a booking, call 1800 811 155 during business hours.

For media enquiries, contact:

Rita Zonius, Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For release: 11:30 am Monday, 8 April 2002

## Newspaper job advertisements down 9.0% in March

The number of job advertisements in major metropolitan newspapers fell by 9.0% in March to an average of 18,893 per week (seasonally adjusted).

This decline is the largest for 13 months and, combined with February's fall of 5.4%, more than erases the increases which occurred from last November through January: the level of newspaper advertising in March was the lowest since January 1994. Compared with March last year, the number of newspaper job advertisements was down by 7.4%.

Large though it was, last month's fall was not quite sufficient to eliminate the upward underlying trend which first appeared in September last year, although it is now much less strong than previously indicated. In trend terms, the number of newspaper job advertisements rose by a little less than 0.1% in March, following a 0.4% increase (revised from 1.7%) in February and a 0.8% increase (revised from 1.8%) in January, to be 3.9% lower than in March last year.

The number of job advertisements on internet sites monitored by ANZ rose by 0.9% in March, following a 25.7% increase in February – the first time the number of internet advertisements has risen in consecutive months since August-September 2000. The number of internet advertisements in March was, however, still 40.9% below the peak in September 2000.

"Unlike the fall in February, which followed an unusually large increase in January, the 9% decline in the number of newspaper job advertisements in March is, on the surface, both surprising and at odds with other evidence of an improving labour market," ANZ Chief Economist Saul Eslake said.

"However, it is likely that last month's decline is largely attributable to the fact the Easter weekend this year fell wholly within March. This is only the sixth such occasion in the 27-year history of the job advertisements series – not enough to permit a specific seasonal adjustment to be made.

"The last year when the Easter weekend fell wholly in March was in 1997. The number of job advertisements fell by 3.1% in March that year, only to rebound by 16.8% (the largest monthly increase ever recorded) in April. The previous instance, in 1991, job advertisements fell by 4.9% in March and then rose 1.5% in April. On the three earlier occasions, in 1975, 1978 and 1989, there does not seem to have been any discernible effect from an early Easter.

"As a guide to the possible impact of the early Easter on the March result, the average number of newspaper job advertisements excluding the final week was 20,364, an intuitively more plausible 1.9% lower than in February and only 0.2% lower than in March last year. Excluding the final week of March results in a trend increase of 1.1% in March, compared with 1.3% in February and 1.6% in January.

"Allowing that this is a reasonable approximation, the result suggests the employment outlook is still improving, but perhaps not quite as strongly as previous data have implied. The underlying trend in newspaper job advertisements is consistent with continued growth in employment over the

.../2

months immediately ahead, and a further decline in the unemployment rate, but more gradually in each case than during the first two months of 2002.

"We expect the unemployment rate to be around 6½% by June, and 6¼% by December, compared with 6.6% in February.

"If the Reserve Bank were looking for any additional justification for last week's decision to leave the cash rate unchanged – not that we're suggesting they need to – then this result could perhaps be cause for comfort. However, the trend in the number of newspaper job advertisements over the past six months still suggests that some tightening in monetary policy is in order before the end of the year," Mr Eslake said (see the second chart on page 4).

The three large Eastern States recorded the sharpest declines in the number of newspaper job advertisements last month – 13.0% in New South Wales, 8.7% in Victoria and 8.6% in Queensland.

Western Australia and Tasmania each recorded declines of 4.0%, while there was a fall of 1.0% in the ACT. South Australia, alone among the States and Territories, recorded an increase, of 1.3%, last month.

Data for the Northern Territory were not available this month, and in compiling the national total it has been assumed the number of job advertisements in the Northern Territory declined in the same proportion as in the rest of Australia. Since the NT typically accounts for less than 1% of the national total, any error in this assumption is unlikely to have had a material impact on the national figure for March.

*(Note: For some of the newspapers surveyed, the ANZ Job Advertisements series counts the number of advertisement 'bookings'. Each 'booking' may contain multiple advertisements. In addition, the ANZ series counts classified advertisements only, and does not include display advertisements. For these reasons, it would be incorrect to draw any inference or correlation from the ANZ series regarding advertising volumes or revenues from employment advertising in the newspapers surveyed. The ANZ series is not intended to, and should not, be used to assess the financial performance of any of the newspapers included in it.)*


| **Further comment:** | **Data enquiries:** | **Distribution enquiries, changes to fax listings:** |
|---|---|---|
| Saul Eslake<br>Chief Economist<br>Phone: (03) 9273 6251 | David Colosimo<br><br>Phone: (03) 9273 4060 | Rita Zonius<br>Media Relations Manager<br>Phone: (03) 9273 6190 |
| **Next release:** April 2002 | **Expected release date:** Monday, 6 May, 2002 | |

# Job Advertisements series

## Level of newspaper job advertisements and annual employment growth


Weekly average
('000) (seas. adj.)
% change from year earlier
Employment
(right scale)
Newspaper
job ads
(left scale)
45
40
35
30
25
20
15
10
5
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

## Annual growth in newspaper job advertisements and employment


% change from year earlier
% change from year earlier
Employment
(right scale)
Newspaper job ads,
6 months forward
(left scale)
80
60
40
20
0
-20
-40
-60
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

*Sources:* ABS, *The Labour Force* (6202.0); Economics@ANZ.

# Job Advertisements series

## Level of newspaper job advertisements and the unemployment rate


'000 per week
%
Unemployment rate
(inverted; right scale)
Newspaper job ads
(6 months forward;
left scale)
45
40
35
30
25
20
15
10
5
4
5
6
7
8
9
10
11
12
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

*Sources:* ABS, *The Labour Force* (6202.0); Economics@ANZ.

## Annual change in newspaper job advertisements and changes in the official cash rate


%
%
Change in the level of the ANZ newspaper
job advertisements series, from year earlier
nine months forward (3-mth moving average, left hand scale)
Change in the level of the
cash rate, from a year earlier
(right scale)
80
60
40
20
0
-20
-40
-60
150
125
100
75
50
25
0
-25
-50
-75
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

*Sources:* Economics@ANZ; Datastream.

# Job Advertisements series

## Newspaper and internet job advertisements



Weekly average ('000)
(not seas. adj.)
Newspapers
Internet sites
120
100
80
60
40
20
0
2000
2001
2002


*Source:* Economics@ANZ.

## Annual changes in newspaper and internet job advertisements



% change from year earlier
(not seasonally adjusted)
Total
Internet
Newspapers
80
60
40
20
0
-20
-40
00
01
02


*Note:* There are some important conceptual differences between the measurement of job advertisements in newspapers and on the internet, so that the sum of the two should be interpreted with caution. *Source:* Economics@ANZ.

# Job Advertisements series

## State and Territory data


New South Wales
'000 per week
15.0
13.0
11.0
9.0
7.0
5.0
92 93 94 95 96 97 98 99 00 01 02
Victoria
'000 per week
10.0
8.0
6.0
4.0
2.0
92 93 94 95 96 97 98 99 00 01 02
Queensland
'000 per week
3.5
3.0
2.5
2.0
1.5
92 93 94 95 96 97 98 99 00 01 02
Western Australia
'000 per week
3.0
2.5
2.0
1.5
1.0
92 93 94 95 96 97 98 99 00 01 02
South Australia
'000 per week
1.8
1.6
1.4
1.2
1.0
0.8
0.6
92 93 94 95 96 97 98 99 00 01 02
Tasmania
'000 per week
0.45
0.40
0.35
0.30
0.25
0.20
92 93 94 95 96 97 98 99 00 01 02
Australian Capital Territory
'000 per week
0.7
0.6
0.5
0.4
0.3
0.2
92 93 94 95 96 97 98 99 00 01 02
Northern Territory
'000 per week
0.35
0.30
0.25
0.20
0.15
(e)
96 97 98 99 00 01 02
Seasonally adjusted
Trend

# Job Advertisements series

## Average number of newspaper job advertisements per week – Australia

| | Original | Seasonally adjusted | | | Trend estimate (a) | | |
|---|---|---|---|---|---|---|---|
| | | | P.c. change over - | | | P.c. change over - | |
| | Number | Number | Month | Year | Number | Month | Year |
| 1997-98 | 22,388 | | | 13.2 | | | |
| 1998-99 | 25,785 | | | 15.2 | | | |
| 1999-00 | 29,843 | | | 15.7 | | | |
| 2000-01 | 23,135 | | | -22.5 | | | |
| 2000 - | | | | | | | |
| February | 33,425 | 30,064 | 4.6 | 13.6 | 30,013 | 0.2 | 14.4 |
| March | 32,186 | 30,270 | 0.7 | 13.3 | 30,231 | 0.7 | 13.4 |
| April | 26,959 | 30,117 | -0.5 | 11.2 | 30,351 | 0.4 | 12.1 |
| May | 31,743 | 30,952 | 2.8 | 12.9 | 30,110 | -0.8 | 9.3 |
| June | 29,479 | 29,624 | -4.3 | 5.9 | 29,358 | -2.5 | 4.5 |
| July | 30,052 | 28,716 | -3.1 | 0.6 | 28,147 | -4.1 | -1.9 |
| August | 29,909 | 27,500 | -4.2 | -5.6 | 26,753 | -5.0 | -8.8 |
| September | 25,343 | 22,685 | -17.5 | -24.5 | 25,519 | -4.6 | -14.3 |
| October | 27,361 | 25,303 | 11.5 | -17.4 | 24,595 | -3.6 | -18.1 |
| November | 24,239 | 23,527 | -7.0 | -22.2 | 23,948 | -2.6 | -20.3 |
| December | 14,360 | 23,664 | 0.6 | -21.4 | 23,416 | -2.2 | -21.9 |
| 2001 - | | | | | | | |
| January | 22,726 | 24,292 | 2.7 | -15.5 | 22,800 | -2.6 | -23.9 |
| February | 24,496 | 21,993 | -9.5 | -26.8 | 22,012 | -3.5 | -26.7 |
| March | 21,687 | 20,409 | -7.2 | -32.6 | 21,116 | -4.1 | -30.2 |
| April | 17,709 | 19,803 | -3.0 | -34.2 | 20,320 | -3.8 | -33.0 |
| May | 20,369 | 19,860 | 0.3 | -35.8 | 19,819 | -2.5 | -34.2 |
| June | 19,374 | 19,504 | -1.8 | -34.2 | 19,569 | -1.3 | -33.3 |
| July | 20,575 | 19,698 | 1.0 | -31.4 | 19,474 | -0.5 | -30.8 |
| August | 21,494 | 19,801 | 0.5 | -28.0 | 19,435 | -0.2 | -27.4 |
| September | 21,906 | 19,593 | -1.1 | -13.6 | 19,468 | 0.2 | -23.7 |
| October | 20,828 | 19,226 | -1.9 | -24.0 | 19,602 | 0.7 | -20.3 |
| November | 19,818 | 19,229 | 0.0 | -18.3 | 19,815 | 1.1 | -17.3 |
| December | 11,900 | 19,501 | 1.4 | -17.6 | 20,035 | 1.1 | -14.4 |
| 2002 - | | | | | | | |
| January | 20,548 | 21,941 | 12.5 | -9.7 | 20,202 | 0.8 | -11.4 |
| February | 23,097 | 20,762 | -5.4 | -5.6 | 20,281 | 0.4 | -7.9 |
| March (e) | 20,048 | 18,893 | -9.0 | -7.4 | 20,290 | 0.0 | -3.9 |

(a) The trend estimates have been derived by applying a 13-term Henderson moving average to the seasonally adjusted series. While this smoothing technique enables estimates to be produced for the latest month, it does result in revisions to the most recent six months as additional observations become available. (e) The March figure is partly estimated in that the figure for the Northern Territory (which was not available in time) has been assumed to differ from the February figure in the same proportion as the corresponding figures for Australia as a whole. Since the NT figure is typically less than 1% of the national total any error in this estimate is unlikely to be material.

# Job Advertisements series

**Average number of newspaper job advertisements per week - States and Territories**

| | Original | Seasonally adjusted | | | Trend estimate | | |
|---|---|---|---|---|---|---|---|
| | | | P.c. change over | | | P.c. change over | |
| | Number | Number | Month | Year | Number | Month | Year |
| *New South Wales -* | | | | | | | |
| 2001 | | | | | | | |
| October | 7,431 | 6,955 | 0.8 | -35.5 | 7,052 | 1.2 | -29.2 |
| November | 6,925 | 6,850 | -1.5 | -27.8 | 7,224 | 2.4 | -25.4 |
| December | 3,991 | 6,950 | 1.5 | -29.7 | 7,408 | 2.5 | -21.9 |
| 2002 | | | | | | | |
| January | 7,970 | 8,822 | 26.9 | -10.5 | 7,557 | 2.0 | -18.1 |
| February | 8,617 | 7,863 | -10.9 | -10.2 | 7,648 | 1.2 | -13.5 |
| March | 7,288 | 6,844 | -13.0 | -11.7 | 7,688 | 0.5 | -7.9 |
| *Victoria -* | | | | | | | |
| 2001 | | | | | | | |
| October | 6,545 | 5,996 | -4.0 | -18.4 | 6,122 | 0.2 | -17.0 |
| November | 6,097 | 5,982 | -0.2 | -14.9 | 6,112 | -0.2 | -15.0 |
| December | 3,780 | 6,162 | 3.0 | -11.6 | 6,079 | -0.5 | -13.3 |
| 2002 | | | | | | | |
| January | 5,637 | 6,184 | 0.4 | -14.8 | 6,030 | -0.8 | -11.6 |
| February | 7,001 | 6,102 | -1.3 | -7.3 | 5,966 | -1.1 | -9.8 |
| March | 5,990 | 5,572 | -8.7 | -11.4 | 5,898 | -1.2 | -7.7 |
| *Queensland -* | | | | | | | |
| 2001 | | | | | | | |
| October | 2,476 | 2,239 | -3.1 | -8.3 | 2,319 | 1.2 | -6.6 |
| November | 2,395 | 2,307 | 3.0 | 1.1 | 2,354 | 1.5 | -1.0 |
| December | 1,443 | 2,353 | 2.0 | 0.8 | 2,399 | 1.9 | 4.1 |
| 2002 | | | | | | | |
| January | 2,575 | 2,555 | 8.6 | 10.3 | 2,442 | 1.8 | 9.0 |
| February | 2,749 | 2,589 | 1.3 | 14.7 | 2,476 | 1.4 | 13.3 |
| March | 2,425 | 2,366 | -8.6 | 8.5 | 2,501 | 1.0 | 16.7 |
| *South Australia -* | | | | | | | |
| 2001 | | | | | | | |
| October | 1,364 | 1,258 | -4.4 | -15.1 | 1,285 | -0.3 | -14.6 |
| November | 1,362 | 1,282 | 1.9 | -14.8 | 1,281 | -0.3 | -13.7 |
| December | 824 | 1,224 | -4.5 | -10.8 | 1,283 | 0.1 | -12.2 |
| 2002 | | | | | | | |
| January | 1,322 | 1,352 | 10.5 | -13.2 | 1,288 | 0.4 | -9.5 |
| February | 1,460 | 1,287 | -4.9 | -7.3 | 1,295 | 0.5 | -6.0 |
| March | 1,418 | 1,304 | 1.3 | -3.1 | 1,301 | 0.5 | -2.1 |

The above data are based on information provided by the following newspapers: *The Sydney Morning Herald* and *The Daily Telegraph* (NSW); *The Age* and *The Herald-Sun* (Victoria); *The Courier-Mail* (Queensland); and *The Advertiser* (South Australia).

# Job Advertisements series

**Average number of newspaper job advertisements per week - States and Territories**

| | Original | Seasonally adjusted | | | Trend estimate | | |
|---|---|---|---|---|---|---|---|
| | | | P.c. change over | | | P.c. change over | |
| | Number | Number | Month | Year | Number | Month | Year |
| *Western Australia -* | | | | | | | |
| 2001 | | | | | | | |
| October | 1,915 | 1,738 | -3.7 | -19.0 | 1,774 | 0.6 | -16.4 |
| November | 1,949 | 1,752 | 0.8 | -15.4 | 1,788 | 0.8 | -13.5 |
| December | 1,177 | 1,758 | 0.4 | -11.8 | 1,806 | 1.0 | -10.6 |
| 2002 | | | | | | | |
| January | 1,938 | 1,914 | 8.9 | -10.4 | 1,824 | 1.0 | -6.9 |
| February | 2,091 | 1,873 | -2.1 | 1.3 | 1,839 | 0.8 | -2.3 |
| March | 1,882 | 1,797 | -4.0 | 2.2 | 1,850 | 0.6 | 2.5 |
| *Tasmania -* | | | | | | | |
| 2001 | | | | | | | |
| October | 324 | 314 | -0.1 | -14.7 | 315 | -1.5 | -14.8 |
| November | 309 | 293 | -6.8 | -24.8 | 312 | -1.0 | -15.3 |
| December | 239 | 319 | 8.7 | -12.0 | 311 | -0.3 | -15.0 |
| 2002 | | | | | | | |
| January | 345 | 308 | -3.4 | -17.6 | 312 | 0.3 | -13.6 |
| February | 383 | 327 | 6.2 | -6.8 | 314 | 0.5 | -11.0 |
| March | 329 | 314 | -4.0 | -5.6 | 317 | 1.1 | -7.3 |
| *ACT -* | | | | | | | |
| 2001 | | | | | | | |
| October | 571 | 536 | -0.5 | -0.3 | 536 | 0.2 | -5.9 |
| November | 545 | 547 | 2.1 | -5.2 | 536 | 0.1 | -5.5 |
| December | 305 | 511 | -6.5 | -9.8 | 534 | -0.4 | -5.9 |
| 2002 | | | | | | | |
| January | 547 | 566 | 10.7 | -1.8 | 530 | -0.8 | -6.7 |
| February | 601 | 511 | -9.7 | -12.7 | 524 | -1.0 | -7.3 |
| March | 543 | 505 | -1.1 | -7.8 | 518 | -1.1 | -7.5 |
| *Northern Territory -* | | | | | | | |
| 2001 | | | | | | | |
| October | 203 | 190 | 12.1 | -4.6 | 199 | 4.9 | -9.3 |
| November | 237 | 218 | 14.7 | 14.6 | 208 | 4.5 | 0.4 |
| December | 140 | 225 | 3.4 | 19.0 | 215 | 3.4 | 6.9 |
| 2002 | | | | | | | |
| January | 216 | 239 | 6.3 | 11.4 | 218 | 1.5 | 9.6 |
| February | 195 | 211 | -11.8 | -4.6 | 218 | 0.0 | 9.8 |
| March (e) | 172 | 192 | -9.0 | -8.2 | 217 | -0.8 | 9.7 |

The above data are based on information provided by the following newspapers: *The West Australian* (Western Australia); *The Mercury, The Examiner* and *The Advocate* (Tasmania); *The Canberra Times* (Australian Capital Territory); and *The NT News* (Northern Territory). (e) The *NT News* was unable to supply data for March. The figure shown is an estimate which assumes the same % change in the NT as for Australia as a whole.

# Job Advertisements series

## Average number of internet job advertisements per week (a) – Australia

| | *Internet advertisements* | | | *Combined newspaper and internet advertisements (d)* | | |
|---|---|---|---|---|---|---|
| | | *P.c. change over* | | | *P.c. change over* | |
| | *Number* | *Month* | *Year* | *Number* | *Month* | *Year* |
| 2000 - | | | | | | |
| March | 76,001 | 8.4 | .. | 108,187 | 4.5 | .. |
| April | 81,758 | 7.6 | .. | 108,717 | 0.5 | .. |
| May | 90,413 | 10.6 | .. | 122,156 | 12.4 | .. |
| June | 98,447 | 8.9 | .. | 127,926 | 4.7 | .. |
| July | 102,869 | 4.5 | 57.5 | 132,921 | 3.9 | 39.6 |
| August | 108,397 | 5.4 | 51.3 | 138,306 | 4.1 | 34.0 |
| September | 109,525 | 1.0 | 37.9 | 134,868 | -2.5 | 19.3 |
| October | 106,654 | -2.6 | 34.0 | 134,015 | -0.6 | 18.9 |
| November | 103,991 | -2.5 | 34.2 | 128,230 | -4.3 | 18.0 |
| December | 89,912 | -13.5 | 27.6 | 104,272 | -18.7 | 16.3 |
| 2001 - | | | | | | |
| January | 83,471 | -7.2 | 28.4 | 106,197 | 1.8 | 17.0 |
| February | 89,649 | 7.4 | 27.9 | 114,145 | 7.5 | 10.3 |
| March | 89,416 | -0.3 | 17.7 | 111,103 | -2.7 | 2.7 |
| April | 84,371 | -5.6 | 3.2 | 102,079 | -8.1 | -6.1 |
| May | 82,343 | -2.4 | -8.9 | 102,712 | 0.6 | -15.9 |
| June | 80,816 | -1.9 | -17.9 | 100,190 | -2.5 | -21.7 |
| July (b) | 79,421 | -1.7 | -22.8 | 99,996 | -0.2 | -24.8 |
| August (c) | 79,247 | -0.2 | -26.9 | 100,741 | 0.7 | -27.2 |
| September | 78,482 | -1.0 | -28.3 | 100,388 | -0.4 | -25.6 |
| October | 73,337 | -6.6 | -31.2 | 94,165 | -6.2 | -29.7 |
| November (e) | 67,797 | -7.6 | -34.8 | 87,615 | -7.0 | -31.7 |
| December (e) | 53,380 | -21.3 | -40.6 | 65,280 | -25.5 | -37.4 |
| 2002 - | | | | | | |
| January | 51,074 | -4.3 | -38.8 | 71;622 | 9.7 | -32.6 |
| February | 64,178 | 25.7 | -28.4 | 87,275 | 21.9 | -23.5 |
| March | 64,764 | 0.9 | -27.6 | 84,812 | -2.8 | -23.7 |

(a) The above data represent the average number of advertisements carried by each of the sites contributing to the series on the same day of each week in the month indicated. The day (which is not necessarily the same for each site) is selected by the site operator as broadly representative of its activity levels. (b) Series break due to the exclusion of a (small) site. (c) Partially estimated using data for one week from one site. (d) Compiled using the original (not seas. adj.) data for newspapers. Because of differences in the way in which the newspaper and internet series are compiled, the sum of the two should be interpreted with considerable caution. (e) Partly estimated due to the unavailability of data from one site which represents about 4% of the total internet series. The estimate assumes that the number of advertisements on this site has changed in the same proportion as the average number of advertisements on the other four sites.

The above data are based on information provided by the operators of the following sites: *Seek.com.au*; *Jobnet.com.au*; *tmp.worldwide e-resourcing*; *Employment.com.au*, and the Department of Employment, Workplace Relations and Small Business' (DEWRSB) Australian Job Search site, *jobsearch.gov.au*. The data may be revised if and when additional site operators are included.

ANZ is repres ented in:

| | |
|---|---|
| AUSTRALIA by:<br>Australia and New Zealand Banking Group Ltd<br>ACN 005 357 522<br>100 Queen Street<br>Melbourne, Victoria 3000<br>Telephone: (61 3) 9273 5555 Fax (61 3) 9273 6142 | NEW ZEALAND by:<br>ANZ Banking Group (New Zealand) Limited<br>Level 10, 215-229 Lambton Quay<br>Wellington, New Zealand<br><br>Telephone (64 4) 496 7000 Fax (64 4) 496 7360 |
| UNITED KINGDOM by:<br>Australia and New Zealand Banking Group Ltd<br>Minerva House<br>PO Box 7, Montague Close<br>London, SE1 9DH, United Kingdom<br>Telephone (44 171) 378 2121 Fax (44 171) 378 2378 | UNITED STATES OF AMERICA by:<br>ANZ Securities, Inc.<br>(Member of NASD and SIPC)<br>6th Floor, 1177 Avenue of the Americas<br>New York, NY 10036 United States of America<br>Telephone (1-212) 801 9610 Fax (1-212) 801 9163 |

*In Australia, ANZ Investment Bank is a business name of Australia and New Zealand Banking Group Limited, ACN 005 357 522 ("ANZ Bank"), which is a licensed securities dealer. In New Zealand, ANZ Investment Bank is a business name of ANZ Banking Group (New Zealand) Limited WN I 035976 ("ANZ NZ").*

*This report is being distributed in the United States by ANZ Securities, Inc. ("ANZ Securities") (an affiliated company of ANZ Bank), which accepts responsibility for its content. Further information on the securities referred to herein may be obtained from ANZ Securities, Inc. upon request. Any US person (s) receiving this report who wishes to effect transactions in any securities referred to herein should contact ANZ Securities, Inc. not its affiliates.*

*This report is being distributed in the United Kingdom by Australia and New Zealand Banking Group Limited ("ANZ Bank, UK") for the information of its market counterparty clients and its non-private customers only. It is not intended for and must not be distributed to private clients. ANZ Bank, UK is regulated by, and is a member of, the IMRO and SFA. Nothing here excludes or restricts any duty or liability to a customer which ANZ Bank, UK may have under The Financial Services Act 1986 or under the regulatory system as defined in the Rules of The Securities and Futures Authority.*

*This publication of ANZ Bank is issued on the basis that it is only for the information of the particular person to whom it is provided. This report may not be reproduced, distributed or published by any recipient for any purpose. Any recommendations contained herein are based on a consideration of the securities alone, and as such are conditional and must not be relied upon without specific advice from your securities advisor as to the appropriateness to you given your individual investment objectives, financial situation and particular needs. Under no circumstances is this report to be used or considered as an offer to sell, or a solicitation of an offer to buy.*

*In addition, from time to time ANZ Bank, ANZ NZ, ANZ Securities, its affiliated companies, or their associates and employees may have an interest in other securities directly or indirectly the subject of this report or may perform services for, or solicit business from, a company the subject of this report. If you have been referred to ANZ Bank, ANZ NZ, ANZ Securities or its affiliated company by any person, that person may receive a benefit in respect of any transactions effected on your behalf, details of which will be available upon request.*

*The information herein has been obtained from, and any opinions herein are based upon, sources believed reliable, but the author makes no representation as to its accuracy or completeness and should not be relied upon as such. All opinions and estimates herein reflect the author's judgement on the date of this report and are subject to change without notice. ANZ Bank, ANZ NZ, ANZ Securities, its affiliated companies, their directors, their officers, employees, consequential or otherwise howsoever arising (whether negligence or otherwise) out of or in connection with the contents of and or any omissions from this communication except where a liability is made non-excludable by legislation.*

# Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 16 April 2002

## ANZ committed to providing total banking solution for customers in Kin Kora

ANZ today renewed its long-term commitment to the Kin Kora community with the launch of three special offers for customers who switch their banking to ANZ Kin Kora over the coming months.

The move follows ANZ's decision last week to keep open its sub-branch at Kin Kora, which was set to close this Friday, until a new full service branch can be established in the nearby Kin Kora Centre.

The special offers cover mortgages, personal transaction accounts and credit cards and are designed for customers who are looking for full service banking in the Kin Kora community, following the announcement National Australia Bank will close its branch in Kin Kora.

Details of the special offers are as follows:

- **Mortgage switching costs covered** – ANZ will cover switching costs up to a maximum of 0.5% of the value of the loan or $2,000, whichever is lower, for customers who bring their home or residential investment loan across to ANZ by 30 June 2002.*

- **Low fees and fee waivers on transaction accounts** – Unlimited transactions for $5 per month with ANZ's Access Advantage Account or no monthly account keeping fee with ANZ's Access Select account, which offers six free ANZ ATM, phone banking EFTPOS and unlimited internet banking transactions. ANZ will waive the monthly fee on the Access Advantage account for customers who bring $20,000 or more to ANZ (everyday banking, investments, mortgage or other lending).

- **Waiver of annual fee on credit cards** – For customers who open an ANZ First or ANZ Gold card by 30 June 2002, ANZ will waive the annual fee for the first year.

Manager of ANZ Kin Kora, Ms Billie Wilkinson, said ANZ was delighted to maintain its presence in Kin Kora with the opening of a new full service branch in the coming months and encouraged customers impacted by the closure of NAB in the town to consider ANZ as their new bank.

"ANZ has been operating in the Kin Kora community for around ten years now and the feedback we have received from the community in recent weeks has reinforced the importance customers place on dealing face-to-face with banking staff," said Ms Wilkinson.

"ANZ will be staying in the Kin Kora community and we would be delighted to talk to any NAB customer – or customers from other banks – about the special offers we have launched today," she said.

To take advantage of any of the special offers, customers are welcome to drop into the Kin Kora branch at 191 Philip Street or call ANZ on 13 33 33. ANZ Kin Kora branch is open from 9.30 am to 4.00 pm Monday to Thursday and until 5 pm on Fridays.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

*Applications for Mortgage switching costs must be received by 31 May 2002. Terms and conditions apply to this offer and are available on request.

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

Embargoed until: 29 April 2002

## Lang Lang Primary School gets IT boost from ANZ

Lang Lang Primary School received a much-needed IT boost from ANZ today with the donation of 50 computers for the school's computer program.

The computers were presented to Lang Lang Primary School's Assistant Principal, Mr Michael Smythe at today's school assembly before a gathering of students and their parents.

Mr Smythe first approached ANZ Lang Lang's Branch Manager, Ms Joy Osborne, last month to find out if ANZ had any surplus computers. With the assistance of Ms Osborne and several other staff members, appropriate stock was located by the bank and the used Pentium II machines were delivered to the school last week.

"We are extremely grateful that ANZ was able to assist us with our request, as it was difficult for a small school like ours to undertake sufficient fundraising to purchase 50 computers ourselves," said Mr Smythe.

"The donation of used computers from ANZ means that we will be able to provide our students with better technology," he said.

Making the presentation at the school today, ANZ's District Manager for South East Victoria, Mr Cliff Simkin, said the donation of the computers demonstrated the bank's responsibility to the community.

"Educating Australia's youth is an important job undertaken by our schools and we were delighted to be able to make a contribution to education with the donation of the computers," said Mr Simkin.

"In addition, many of the teachers and parents from the Lang Lang Primary School bank with the local ANZ branch, so this is also an opportunity for us to be able to give something back to the community in which we operate," he said.

ANZ's involvement in the community extends beyond the funding of projects and initiatives. The bank works closely with partnered organisations to help ensure their success, by providing professional, technical and volunteer support.

For media enquiries, contact:

Mr Cliff Simkin
ANZ District Manager South East Victoria
Tel: 03-5173 1263

Mr Michael Smythe
Assistant Principal, Lang Lang Primary School
Tel: 03-5997 5322

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 3 April 2002

## ANZ reorganises senior management around specialised businesses and strategic priorities

ANZ today announced a number of organisational changes to advance the development of its distinctive specialised business strategy.

ANZ will flatten its business structure to give greater freedom and development opportunities to its senior business executives. The current two divisions, Personal Financial Services and Corporate Financial Services will be unwound, together with their infrastructures. The specialised businesses will now be grouped under senior segment heads reporting directly to the CEO:

Personal Banking and Wealth Management businesses, headed by Elmer Funke Kupper
Corporate Banking businesses, headed by Bob Edgar
ANZ Investment Banking businesses (ANZIB), headed by Grahame Miller
Consumer Finance (including cards) headed by Brian Hartzer
Mortgages, headed by Greg Camm
Asset Finance, headed by Elizabeth Proust
Small to Medium Business, headed by Graham Hodges

As a logical extension of its specialisation strategy and Restoring Customer Faith program, over the next two years within the 16 specialised businesses, ANZ will create up to 200 individual profit centres. This will take decision-making closer to the customer and will expand the opportunity for talented people to manage businesses within the Group.

With the increased decentralisation of the business, there will be a corresponding strengthening of the Group centre, which will now play a more active role in strategic development, business portfolio management, senior customer representation, capital and expense allocation, performance management, risk management, and people and cultural development across the company:

Peter Hawkins, Group Managing Director, will become head of Group Strategic Development, responsible for initiatives to take the specialised businesses into sustainable leadership positions, international expansion, reshaping the balance of the group business portfolio, mergers, acquisitions and disposals, and for overseeing the strategic cost agenda.

Roger Davis, Group Managing Director, will take on the new important group role of Customer Origination responsible for the group's senior contact with our major customers worldwide and the origination and structuring of major corporate and investment banking transactions. This move demonstrates commitment to ANZ's vision of putting customers first. Roger will continue to be based in Sydney.

Peter Marriott, Chief Financial Officer, will be responsible for group financial performance, resource allocation, and for high-level controls in addition to his normal responsibilities. Mark Lawrence, Chief Risk Officer; Shane Freeman, Head of People Capital; and Gerard Brown, Head of Corporate Affairs, will continue to report to the CEO in their current roles.

...../2.

The operational foundation of the Group will also be strengthened with David Boyles becoming Chief Operations Officer reporting to the CEO with responsibility for generic operations, technology and shared services. David will pursue a broad agenda across the Group to advance quality and productivity, to reengineer operational processes and technology around customers, to streamline operations, and to outsource and partner with others to reduce costs and to grow revenues from operational services.

A new Group Leadership team will replace the former Executive Management Committee, and comprises the twelve most senior executives and the CEO:

| | | |
|---|---|---|
| David Boyles | Greg Camm | Roger Davis |
| Bob Edgar | Shane Freeman | Elmer Funke Kupper |
| Brian Hartzer | Peter Hawkins | Mark Lawrence |
| Peter Marriott | Grahame Miller | Elizabeth Proust |

Announcing the changes, ANZ Chief Executive Officer Mr John McFarlane said: "ANZ has become distinctive strategically, with a growing reputation for execution, our performance culture and for the quality of our senior talent. We are now entering the next phase in the development of our specialisation strategy. We are therefore positioning ANZ to take advantage of the growth opportunities that will present themselves in the coming business cycle domestically and internationally, by giving our senior executives new opportunities to make a unique contribution to the Group."

The new group structure is effective immediately.

For media enquiries contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

For analyst enquiries contact:

Philip Gentry
Head of Investor Relations
Tel: 03-9273 4185 or 0411-125 474
Email: gentryp@anz.com


Management Structure
ANZ Group Management Structure
Group Leadership
Chief Executive Officer
John McFarlane
Group Finance
Peter Marriott
Group Strategic Development
Peter Hawkins
Group Customers
Roger Davis
Group Risk
Mark Lawrence
Group People Capital
Shane Freeman
Group Corporate Affairs
Gerard Brown
Group Treasury
Specialised Business Leadership
Personal Banking and Wealth
Elmer Funke-Kupper
Corporate
Bob Edgar
ANZIB
Grahame Miller
Consumer Finance
Brian Hartzer
Mortgages
Greg Camm
Asset Finance
Elizabeth Proust
Small-Medium Business
Graham Hodges
Personal Banking Aus
Personal Banking NZ
Personal Asia-Pacific
Wealth Management
(ING Joint-Venture)
Corporate
Institutional
Global Transaction Services
Global Foreign Exchange
Global Capital Markets
Corporate Financing and Advisory
Global Structured Finance
Operational Leadership
Operations, Technology and Shared Services
David Boyles
ANZ

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 9 April 2002

## ANZ makes formal offer to acquire NAB branches

ANZ today announced it had made a formal offer to National Australia Bank to acquire at book value the 56 rural branches planned for closure.

The offer covers the agencies earmarked by National Australia Bank on 8 April 2002 for closure. It includes the agency premises, staff and customers in those communities. The offer is subject to limited due diligence.

ANZ Chief Executive Officer Mr John McFarlane said ANZ was serious about its commitment face-to-face banking services in rural Australia.

"We have put a firm offer on the table to acquire all of the branches that National plans to close, including part-time branches. Since they are being closed, the offer allows National to exit at no cost to them but at a big gain to the community," Mr McFarlane said.

"If this is to succeed it is absolutely essential we get community support to bank with ANZ and to use these branches.

"Our move is part of a real commitment to putting the interests of customers first and in earning the trust of the community. It is bringing alive real competition in Australian banking," he said.

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 17 April 2002

## ANZ involvement in Bank Niaga bid

ANZ today confirmed that its involvement in the consortium bidding for PT Niaga Bank in Indonesia is indirectly as a shareholder of PT Panin Bank.

This follows an announcement by the Indonesian Bank Restructuring Agency yesterday evening that ANZ was a representative of a short-listed consortium bidding for Bank Niaga.

The extent of ANZ's involvement and assistance is still to be determined.

ANZ Managing Director Pacific and Personal Banking Asia, Mr Bob Lyon said: "As a shareholder of Panin Bank, ANZ is supportive of such a move, provided it can be purchased for reasonable value".

"The move is significant in the context of enhancing the value of our existing investments in Indonesia," he said.

"Panin Bank is well capitalized with a capital adequacy ratio of 36% as at 31 December 2001 and with this in mind we anticipate an acquisition could be funded from Panin's internal resources," Mr Lyon said.

ANZ has an 11% shareholding in PT Panin Bank and holds options to increase its shareholding to 29%.

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6190 or 0409-655 550
Email: edwardp12@anz.com

...../2.

# Media Release

ANZ

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 24 April 2002

## ANZ enhances governance standards

The ANZ Board today announced measures to enhance ANZ's corporate governance procedures following a review of best practice by the ANZ Audit Committee.

ANZ Chairman Mr Charles Goode said the new measures would further strengthen ANZ's already high standard of corporate governance, disclosure and transparency.

A number of measures will be introduced to enhance governance, including plain English disclosure and expansion of discussion on critical accounting policies in ANZ's published results, disclosure of off-balance sheet structures and restrictions on the services that may be provided by its auditor.

The review established clear definitions as to which services may or may not be provided by ANZ's auditor (see attachment). These fall into three categories:

- The auditing firm may provide audit and audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor.
- The auditing firm should not provide services that are perceived to be materially in conflict with the role of auditor.
- The auditing firm may be permitted to provide non-audit services that are not perceived to be materially in conflict with the role of auditor, subject to the approval of the ANZ Audit Committee.

ANZ Audit Committee Chairman, Mr John Dahlsen commented: "The Board wishes to ensure ANZ has the highest standards of corporate governance. This review demonstrates in a very tangible way the importance we place on open and transparent disclosure, on appropriate accounting policies, and ensuring the ANZ audit is conducted without conflict of interest."

ANZ does not plan to put its audit out to tender at this time.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

...../2.

## ANZ Policy on Auditing and Non-auditing Services

This policy defines the services that may or may not normally be conducted by ANZ's external auditing firm. Implicit in this policy are the principles that:

The auditing firm may provide audit and audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include audit related services, and regulatory and prudential reviews requested by the Bank's regulators. Examples are:

Financial audits
Audits of regulatory returns (eg. APRA)
Reviews undertaken for regulatory purposes (eg. APRA Targeted Review)
Other prudential audits or reviews
Completion audits
Audit for dealers' licenses

The auditing firm should not provide services that are perceived to be materially in conflict with the role of auditor. These include investigations and consulting advice and subcontracting of operational activities normally undertaken by management, and where the auditor may ultimately be required to express an opinion on its own work. Examples are:

Investigating accountant work on new or increased lending transactions
Due diligence on potential acquisitions or investments
Advice on deal structuring and assistance in deal documentation
Tax planning and strategy
Designing or implementing new IT systems or financial controls
Advice on product structuring
Book-keeping
Valuations
Executive recruitment and appointments
Senior Management secondments

The auditing firm may be permitted to provide non-audit services that are not perceived to be materially in conflict with the role of auditor, subject to the approval of the ANZ Audit Committee. The ANZ Audit Committee will specifically confirm activities in this category. Examples are:

Receiver or liquidator and related investigation work
Junior secondments to ANZ
Internal audit activities capped at 20% of total internal audit work
Advice on appropriate accounting standards
Review of legislation and advice on its application to ANZ
Compilation of accounting records to assist with queries from revenue authorities
Tax compliance services
Review of the adequacy of controls and recommendations for improvements.

An exception can be made to the above policy where the variation is in the interests of the Group and arrangements are put in place to preserve the integrity of the audit of the Group's accounts. Any such exception requires the specific approval of the Board.

# Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 16 April 2002

## ANZ committed to providing total banking solution for customers in (District)

ANZ today reinforced its long-term commitment to the (District) community with the launch of three special offers for customers who switch their banking to ANZ (District) over the coming months.

The special offers cover mortgages, personal transaction accounts and credit cards and are designed for customers who are looking for full service banking in the (District) community, following the announcement National Australia Bank will close its branch in the town.

Details of the special offers are as follows:

- **Mortgage switching costs covered** – ANZ will cover switching costs up to a maximum of 0.5% of the value of the loan or $2,000, whichever is lower, for customers who bring their home or residential investment loan across to ANZ by 30 June 2002.*

- **Low fees and fee waivers on transaction accounts** – Unlimited transactions for $5 per month with ANZ's Access Advantage Account or no monthly account keeping fee with ANZ's Access Select account, which offers six free ANZ ATM, phone banking EFTPOS and unlimited internet banking transactions. ANZ will waive the monthly fee on the Access Advantage account for customers who bring $20,000 or more to ANZ (everyday banking, investments, mortgage or other lending).

- **Waiver of annual fee on credit cards** – For customers who open an ANZ First or ANZ Gold card by 30 June 2002, ANZ will waive the annual fee for the first year.

ANZ (District) Branch Manager, Mr/Ms (first name, surname), said ANZ was committed to maintaining its presence in (District) and encouraged customers impacted by the closure of NAB in the town to consider ANZ as their new financial services provider.

"ANZ has been operating in the (District) community for (how many?) years and we understand the importance customers place on dealing face-to-face with banking staff who understand the products and services available and can provide a total banking solution," said Mr/Ms (surname).

"ANZ will be staying in the (District) community and we would be delighted to talk to any NAB customer – or customers from other banks – about the special offers we have launched today," he/she said.

To take advantage of any of the special offers, customers are welcome to drop into the (District) branch at (address of branch), or call ANZ on 13 33 33. ANZ (District) branch is open from 9.30 am to 4.00 pm Monday to Thursday and until 5 pm on Fridays.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

*Applications for Mortgage switching costs must be received by 31 May 2002. Terms and conditions apply to this offer and are available on request.

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 April 2002

## ANZ interim results reporting format

On 3 April 2002, ANZ announced a number of organisational changes to advance the development of its distinctive specialised business strategy. ANZ's Interim Results to be announced on 26 April 2002 will reflect these organisational changes. We will continue to report the 16 specialist business units.

To assist market participants in preparing for their analysis and understanding what disclosures ANZ will make in its Interim Results, we have attached a number of draft pro forma examples of what we will be reporting:

- Attachment 1 - summary page detailing results for each major segment and the 16 business units
- Attachment 2 - financial information for each of the major segments
- Attachment 3 – financial information for each of the specialist business units

For media enquiries contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

For analyst enquiries contact:

Philip Gentry
Head of Investor Relations
Tel: 03-9273 4185 or 0411-125 474
Email: gentryp@anz.com

Attachment 1

## *CHIEF FINANCIAL OFFICER'S REVIEW (continued)*

Business Segment Performance

Xxx

| | Half year Mar 02 $M | Half year Sep 01 $M | Half year Mar 01 $M | Movt Mar 02 v. Sep 01 % | Movt Mar 02 v. Mar 01 % |
|---|---|---|---|---|---|
| **Personal Banking** | | | | | |
| Personal Banking Australia | | | | | |
| Personal Banking New Zealand | | | | | |
| Personal Banking Pacific Asia | | | | | |
| **Corporate Businesses** | | | | | |
| Corporate Banking | | | | | |
| Global Institutional Banking | | | | | |
| Global Transaction Services | | | | | |
| **ANZ Investment Bank** | | | | | |
| Global Foreign Exchange | | | | | |
| Global Capital Markets | | | | | |
| Global Structured Finance | | | | | |
| Corporate Finance & Advisory | | | | | |
| ***Wealth Management and ANZ Investments*** | | | | | |
| **Small to Medium Business** | | | | | |
| **Mortgages** | | | | | |
| **Consumer Finance** | | | | | |
| **Asset Finance** | | | | | |
| **Group Treasury** | | | | | |
| **Operating segments total** | | | | | |
| **Corporate Centre** | | | | | |
| **Profit excluding NHB recovery and special provision for doubtful debts** | | | | | |

**Attachment 2**

**Personal Banking**

Elmer Funke Kupper

Xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxxxx xxx

| | Half year Mar 02 $M | Half year Sep 01 $M | Half year Mar 01 $M | Movt Mar 02 v. Sep 01 % | Movt Mar 02 v. Mar 01 % |
|---|---|---|---|---|---|
| Net interest income | | | | | |
| Other external operating income | | | | | |
| Net inter business unit fees | | | | | |
| **Operating income** | | | | | |
| External operating expenses | | | | | |
| Net inter business unit expenses | | | | | |
| **Operating expenses** | | | | | |
| **Profit before debt provision** | | | | | |
| Provision for doubtful debts | | | | | |
| **Profit before income tax** | | | | | |
| Income tax expense and outside equity interests | | | | | |
| **Net profit attributable to members of the Company** | | | | | |
| Net loans & advances including acceptances | | | | | |
| Other external assets | | | | | |
| External assets | | | | | |
| Deposits and other borrowings | | | | | |
| Other external liabilities | | | | | |
| External liabilities | | | | | |
| Net interest average margin | | | | | |
| Return on assets | | | | | |
| Return on risk weighted assets | | | | | |
| Operating expenses to operating income | | | | | |
| Operating expenses to average assets | | | | | |
| Net specific provisions | | | | | |
| Net specific provision as a % of average net advances | | | | | |
| Net non-accrual loans | | | | | |
| Net non-accrual loans as a % of net advances | | | | | |
| Total employees | | | | | |

- xxxxxx

*CHIEF FINANCIAL OFFICER'S REVIEW (continued)*

Attachment 3

**Personal Banking Australia**

Elmer Funke Kupper

xxxx

| | Half year Mar 02 $M | Half year Sep 01 $M | Half year Mar 01 $M | Movt Mar 02 v. Sep 01 % | Movt Mar 02 v. Mar 01 % |
|---|---|---|---|---|---|
| *Net interest income* | | | | | |
| Other external operating income | | | | | |
| Net inter business unit fees | | | | | |
| **Operating income** | | | | | |
| External operating expenses | | | | | |
| Net inter business unit expenses | | | | | |
| **Operating expenses** | | | | | |
| **Profit before debt provision** | | | | | |
| Provision for doubtful debts | | | | | |
| **Profit before income tax** | | | | | |
| Income tax expense and outside equity interests | | | | | |
| **Net profit attributable to members of the Company** | | | | | |
| | | | | | |
| Operating expenses to operating income | | | | | |
| *Net specific provisions* | | | | | |
| Net non-accrual loans | | | | | |
| Total employees | | | | | |

xxxx

# Media Release

**Corporate Affairs**
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 30 April 2002

## ANZ to pay 4% salary increase to staff

ANZ today announced it would pay eligible Australian staff a minimum 4% salary increase in July 2002 following a commitment last year to make a fair and competitive pay increase to eligible staff annually.

Staff will also continue to have access to additional performance pay of between 2% and 7% and non-packaged staff will be able to salary sacrifice for superannuation for the first time. ANZ will also increase its employer superannuation contribution from 8% to 9% in July in line with legislative requirements.

ANZ Head of People Capital Mr Shane Freeman said the pay increase took into account inflation, competitor and market pay rates, and ANZ's positioning as a leading employer in the financial services sector.

"We are delivering on the promise made last year to pay a fair and competitive pay increase to our people," said Mr Freeman.

"We are building a strong and equitable relationship with our people. Our people can expect a further pay increase in July 2003."

ANZ staff will continue to work under the terms and conditions of the 1998 Enterprise Bargaining Agreement.

Managers on individual contracts can also expect equally fair and competitive increases when their salaries are reviewed in October, together with management incentives for performance.

"Over the coming months, we will continue to look for new opportunities to reward performance, introduce flexibility and remove obstacles to serving our customers better," said Mr Freeman.

"We are committed to listening to our staff and working with them to ensure ANZ is a place where the best people want to work," he said.

ANZ has also issued all Australian staff with $1,000 worth of shares in 2000 and 2001. ANZ's 2002 Interim Results indicate the bank's performance is tracking well to provide staff with further shares in 2002.

Eligible staff will receive the 4% increase effective 12 July 2002.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne Vic 3000
Phone 03 9273 6141
Fax 03 9273 6142

24 April 2002

The Manager
Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

**Advice of Interim Dividend Record Date for 2002**

Australia and New Zealand Banking Group Limited advises that the following dates will apply for its interim dividend payment in 2002.

**Interim Dividend:**

| | |
|---|---|
| Ex dividend date | 17 May 2002 |
| Record date | 23 May 2002 |
| Interim dividend payment date | 1 July 2002 |

**Peter J. Mathews**
Assistant Company Secretary

M J Ll. Posted 2/4/02

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
**holding or ceasing to hold proper authority**

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GALLAGHER, SARAH FRANCES
address 37 DORRINGTON AVENUE
GLEN IRIS, VIC, 3146

date of birth 21/09/1973 place of birth MELBOURNE, VIC
date commenced 2/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 9/530 COLLINS STREET
MELBOURNE, VIC, 3000

## Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name CRAM, MURRAY FRANCIS
address 37 MARGARET STREET
CARNEGIE, VIC, 3163

date of birth 24/10/1963 place of birth CASTERTON, VIC
date commenced 2/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 9/530 COLLINS STREET
MELBOURNE, VIC, 3000

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name BUCHE, JENS HELMUT
address 28/243 BLACKBURN ROAD
DONCASTER EAST, VIC, 3109

date of birth 20/10/1951 place of birth BREMEN, GERMANY
date commenced 4/02/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 9/530 COLLINS STREET
MELBOURNE, VIC, 3000

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name NASTOS, MARY
address 5 ROBERT STREET
LALOR, VIC, 3075

date of birth 02/10/1977 place of birth MELBOURNE, VIC
date commenced 4/02/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 9/530 COLLINS STREET
MELBOURNE, VIC, 3000

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 02/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

| | | | |
|---|---|---|---|
| Ass | ☐ | Req-A | ☐ |
| Cash | ☐ | Req-P | ☐ |
| Proc | ☐ | | |

Australian Securities and Investments Commission    form 708

Notification of
# holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer    ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name JACKSON, ROBERT JAMES
address 7 HAMPTON COURT
YARRALUMLA, ACT, 2600

date of birth 03/06/1966    place of birth LONDON, UNITED KINGDOM
date commenced 02/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no    if no, state full address below

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

## Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GRIGGS, MALCOLM
address 5 USSHER CRESCENT
BATHURST, NSW, 2795

date of birth 24/10/1941 place of birth INGATESTONE, UNITED KINGDOM
date commenced 02/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 22 ORIENT STREET
BATEMANS BAY, NSW, 2536

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 03/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission — form 708

## Notification of holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

### Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

### Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

### Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name FITTON, ANNE
address 50 DEAMER CRESCENT
RICHARDSON, ACT, 2905

date of birth 24/03/1957 place of birth ENGLAND
date commenced 15/05/1995
date ceased 21/03/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 2ND FLOOR
19 LONDON CIRCUIT,
CANBERRA, ACT, 2601

## Details of representatives (continued)

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name JACKSON, ERICA JANE
address 14/22 SANDOVER CIRCUIT
AMAROO, ACT, 2914

date of birth 08/12/1972 place of birth CANBERRA, ACT
date commenced 01/12/1999
date ceased 21/03/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address ANZ BANK
PETRIE PLAZA,
CANBERRA, ACT, 2601

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 03/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission

form 708

Notification of
## holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name WILLIAMSON, JOHN ANDREW
address 72 OLD KENT ROAD
GREENACRE, NSW, 2190

date of birth 26/11/1963 place of birth SYDNEY, NSW
date commenced 19/05/1995
date ceased 28/03/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 6, 20 SMITH STREET
PARRAMATTA, NSW, 2150

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 08/04/2002

902 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name Company Secretary's Office for ANZ Bank
office, level building name or PO Box no. Level 6
street number and name 100 Queen Street
suburb/city Melbourne state/territory Vic postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
# information supplementary to a form or document previously lodged

form 902

Corporations Act 2001
1274(8)(h)

The document for which this form is supplementary is lodged for:

(tick one box)
- ☒ corporation
- ☐ securities dealer
- ☐ investment advisor
- ☐ futures broker
- ☐ futures advisor
- ☐ registered auditor
- ☐ registered liquidator
- ☐ proper authority holder from securities licensee
- ☐ proper authority holder from futures licensee

corporation or person name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. or A.R.B.N. or licence no. 005 357 522

## Details of the original document

form number 708
form title NOTIFICATION OF HOLDING OR CEASING TO HOLD PROPER AUTHORITY
document no. allocated by ASIC NOT KNOWN
date of lodgment 16/3/01

## Supplementary information

REISSUE OF PROPER AUTHORITIES SHOULD HAVE INCLUDED:

NAME: MERCORELLA, PELLEGRINO PIETRO
BORN: 10/3/64 AT BENEVENTO, ITALY
RESIDENTIAL ADDRESS:1/2 VICTOR ROAD, GLEN IRIS, VIC, 3146
BUSINESS ADDRESS: LEVEL 21, 530 COLLINS STREET, MELBOURNE, VICTORIA, 3000

COPY OF PROPER AUTHORITY ATTACHED

(if insufficient space) Further details are enclosed inthe annexure marked ( ) of ( ) pages.

## Signature

This form must be signed by the person who signed the form or document which this form is intended to supplement unless the Commission, in a special case, allows otherwise.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY
print company name (if company acting as agent)
sign here [signature] date / 4 /02

Small Business (less than 20 employees) - please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

● Annexures must conform to the requirements shown on the back of this form.

902 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name Company Secretary's Office for ANZ Bank
office, level building name or PO Box no. Level 6
street number and name 100 Queen Street
suburb/city Melbourne state/territory Vic postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 902

Notification of
# information supplementary to a form or document previously lodged

Corporations Act 2001
1274(8)(h)

The document for which this form is supplementary is lodged for:

(tick one box)
- [x] corporation
- [ ] securities dealer
- [ ] investment advisor
- [ ] futures broker
- [ ] futures advisor
- [ ] registered auditor
- [ ] registered liquidator
- [ ] proper authority holder from securities licensee
- [ ] proper authority holder from futures licensee

corporation or person name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. or A.R.B.N. or licence no. 005 357 522

## Details of the original document

form number 708
form title NOTIFICATION OF HOLDING OR CEASING TO HOLD PROPER AUTHORITY
document no. allocated by ASIC NOT KNOWN
date of lodgment 24/10/00

## Supplementary information

CANCELLATION OF PROPER AUTHORITY ISSUED TO PELLEGRINO PIETRO MERCORELLA MADE IN ERROR - PROPER AUTHORITY TO BE REINSTATED

(if insufficient space) Further details are enclosed inthe annexure marked ( ) of ( ) pages.

## Signature

This form must be signed by the person who signed the form or document which this form is intended to supplement unless the Commission, in a special case, allows otherwise.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY
print company name (if company acting as agent)
sign here [signature] date / 4 /02

*Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form*
***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

● Annexures must conform to the requirements shown on the back of this form.

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

| | | | |
|---|---|---|---|
| Ass | ☐ | Req-A | ☐ |
| Cash | ☐ | Req-P | ☐ |
| Proc | ☐ | | |

Australian Securities and Investments Commission

form 708

Notification of
**holding or ceasing to hold proper authority**

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☒ *commenced to hold proper authority*
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name HOLGATE, STEPHEN ANDREW
address 81 MASSINGER STREET
SALISBURY, QLD, 4109

date of birth 23/01/1963 place of birth ARAMAC, QLD
date commenced 08/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address CENTENARY SHOPPING CENTRE
DANDENONG ROAD,
MOUNT OMMANEY, QLD, 4074

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY
sign here [signature] date 08/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
**holding or ceasing to hold proper authority**

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name WILLIAMS, SCOTT RAYMOND
address 3/15 OXLEY AVENUE
JANALLI, NSW, 2226

date of birth 23/02/1969 place of birth NEWCASTLE, NSW
date commenced 12/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 382 VICTORIA AVENUE
CHATSWOOD, NSW, 2067

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here date 15/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

| | | | |
|---|---|---|---|
| Ass | ☐ | Req-A | ☐ |
| Cash | ☐ | Req-P | ☐ |
| Proc | ☐ | | |

Australian Securities and Investments Commission

form 708

Notification of
# holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name O'SHAUGHNESSY, MELINDA JANE
address 7 SCARBA STREET
MIDDLE PARK, QLD, 4074

date of birth 17/06/1968 place of birth GIN GIN, QLD
date commenced 17/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

## Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name CHEUNG, RONALD MING WAH
address 122 CHESTER ROAD
EIGHT MILE PLAINS, QLD, 4113

date of birth 16/05/1971 place of birth RABAUL, PAPUA NEW GUINEA
date commenced 17/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 113 BOUNDARY STREET
WEST END, QLD, 4101

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 18/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission

form 708

Notification of
## holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name EGGLESHAW, JOHN ROSS
address 57 ELIZABETH STREET
PADDINGTON, NSW, 2021

date of birth 23/07/1944 place of birth NOTTINGHAM, UK
date commenced 16/09/1999
date ceased 22/04/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 6, 20 MARTIN PLACE
SYDNEY, NSW, 2000

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY
sign here [signature] date 22/04/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
# holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PAYARD, ADRIANA EVERDINA
address 14 WARD STREET
WILLOUGHBY, NSW, 2068

date of birth 22/10/1965 place of birth SYDNEY, NSW
date commenced 22/04/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 382 VICTORIA AVENUE
CHATSWOOD, NSW, 2067

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY
sign here [signature] date 22/04/2002

Michelle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

# Notification of holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

## Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

## Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

## Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name CAMERON, GLENN ALLAN
address 55 CHATAWAY CRESCENT
FADDEN, ACT, 2904

date of birth 29/09/1965 place of birth WYONG, NSW
date commenced 14/12/2001
date ceased 26/02/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 82 WOODLARK STREET
LISMORE, NSW, 2480

## Details of representatives (continued)

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GAIND, ANSHU
address 5 ANNA MARIE STREET
ROCHEDALE, QLD, 4123

date of birth 15/09/1975 place of birth INDIA
date commenced 28/02/2000
date ceased 30/09/2001

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 10 ZAMIA STREET
SUNNYBANK, QLD, 4109

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name NGUYEN, PHU-HAI
address 65 KERSLEY ROAD
KENMORE, QLD, 4069

date of birth 08/09/1956 place of birth PHNOM-PENH, CAMBODIA
date commenced 10/09/1999
date ceased 30/09/2001

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address ANZ BANK
113 BOUNDARY STREET,
WEST END, QLD, 4101

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name HENDERSON, MARK PETER
address 20/62 VICTOR STREET
RUNCORN, QLD, 4113

date of birth 21/12/1975 place of birth BRISBANE, QLD
date commenced 02/02/2001
date ceased 18/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

## Details of representatives (continued)

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ *re-issue of proper authority due to a licence variation*

reps name JOHNSON, RACHEL VANESSA
address UNIT 8, 80 STATION STREET
MEADOWBANK, NSW, 2114

date of birth 14/03/1977 place of birth SYDNEY, NSW
date commenced 22/08/2000
date ceased 05/04/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 287 OLD NORTHERN ROAD
CASTLE HILL, NSW, 2154

☐ *commenced to hold proper authority*
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GREAVES, AARON
address 1/5 CAMERON AVENUE
MANLY, NSW, 2095

date of birth 24/09/1973 place of birth AUCKLAND, NEW ZEALAND
date commenced 25/10/2000
date ceased 11/04/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address ANZ BANK
19 HUNTER STREET,
HORNSBY, NSW, 2077

## Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 26/04/2002

Form 604
Corporations Act 2001
Section 671B

# Notice of change in interests of substantial holder

| | |
|---|---|
| To Company Name | ETRADE AUSTRALIA LIMITED (Etrade) |
| ACN/ABN | 12 003 042 082 |

## 1. Details of substantial holder

| | |
|---|---|
| Name | **Australia and New Zealand Banking Group Limited (ANZ)** |
| ACN/ABN (if applicable) | **11 005 357 522** |

| | |
|---|---|
| There was a change in the interests of the substantial holder on | 03 April 2002. |
| The previous notice was given to the company on | 02 January 2002. |
| The previous notice was dated | 03 January 2002. |

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 5 pages annexed to this notice and marked Schedule 'A'.

## 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power % | Person's votes | Voting power % |
| Ordinary | 24,464,726 | 28.62 | 34,014,986 | 35.00 |

## 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change | Consideration given in relation to change | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 03/04/02 | ANZ and ANZ Subsidiaries | Shares Issued under a strategic alliance between ANZ and Etrade and Etrade Securities Australia Limited | Nil | 9,550,260 ordinary shares | 9,550,260 ordinary shares |

## 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Nature of relevant interest | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| ANZ and ANZ Subsidiaries | ANZ | ANZ | ANZ is the holder of the securities. | 34,014,986 Ordinary Shares | 34,014,986 |

## 5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| See Schedule 'C' attached. | Ceased to be an associate as a result of sale or deregistration. |

## 6. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| ANZ | Level 6, 100 Queen Street, Melbourne |
| ANZ Subsidiaries | As per Schedule 'B' attached. |

## Signature

print name Peter John Mathews capacity Secretary

sign here [signature] date 04/04/2002

Annexure "A"

This is the Annexure of Six (6) pages marked "A" referred
to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 4 April 2002

..............................................

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
CONTROLLED ENTITIES

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Australia | AFT Investors Services Pty Ltd | | 1 |
| Australia | Alliance Holdings Limited | | 1 |
| American Samoa | Amerika Samoa Bank Inc. | | 22 |
| Australia | ANZcover Insurance Pty Ltd | | 1 |
| Australia | ANZASSS No. 2 (NMRBE) Pty Ltd | | 1 |
| Australia | ANZEST Pty Ltd | | 1 |
| Australia | ANZ Adelaide Group Pty Ltd | | 1 |
| Australia | ANZ Capel Court Limited | | 2 |
| Australia | ANZIS Holdings Pty Ltd | 60% | 2 |
| Australia | Capel Court International Investments Pty Ltd | | 2 |
| Australia | Capel Court Management Limited | | 2 |
| Australia | Valuta Group Pty. Limited | | 2 |
| Australia | Valuta (No. 2) Pty. Limited | | 2 |
| Australia | Valuta Properties Pty. Limited | | 2 |
| Australia | ANZ Capital Hedging Pty Ltd | | 1 |
| Australia | ANZ Custodians Pty Ltd | | 1 |
| Delaware, USA | ANZ (Delaware) Inc. | | 3 |
| Australia | ANZ Executors & Trustee Company Limited | | 1 |
| Australia | ANZ Executors & Trustee Company (Canberra) Limited | | 1 |
| Australia | ANZ Financial Products Pty Ltd | | 2 |
| Australia | ANZ Funds Pty. Ltd. | | 1 |
| Samoa | ANZ Bank (Samoa) Limited | | 7 |
| New Zealand | ANZ Holdings (New Zealand) Limited | | 6 |
| New Zealand | ANZ Banking Group (New Zealand) Limited | | 6 |
| New Zealand | ANZ Investment Services (New Zealand) Limited | | 6 |
| New Zealand | ANZ Property Holdings Limited | | 6 |
| New Zealand | Bage Investments Limited | | 6 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| New Zealand | Endeavour Equities Limited | | 6 |
| New Zealand | Endeavour Finance Limited | | 6 |
| New Zealand | Tui Endeavour Limited | | 6 |
| New Zealand | Endeavour Securities Limited | | 6 |
| New Zealand | Tui Securities Limited | | 6 |
| New Zealand | UDC Finance Limited | | 6 |
| New Zealand | Loan Service Centre (NZ) Limited | | 6 |
| New Zealand | Truck Leasing Limited | | 6 |
| New Zealand | Eftpos New Zealand Limited | | 6 |
| New Zealand | Always There Limited | | 6 |
| Australia | Always There (Australia) Pty Limited | | 1 |
| Australia | EFT-POS Australia Pty Ltd | | - |
| New Zealand | Eklick New Zealand Limited | | 6 |
| Hong Kong | ANZ International (Hong Kong) Limited | | 17 |
| Hong Kong | ANZ Asia Limited | | 17 |
| Vanuatu | ANZ Bank (Vanuatu) Limited | | 8 |
| Vanuatu | Banque ANZ Pacifique Limited | | 17 |
| Vanuatu | La Serigne Limited | | 8 |
| Singapore | ANZ International Private Limited | | 15 |
| Singapore | ANZCOVER Pte. Ltd. | | 16 |
| Singapore | ANZ Singapore Limited | | 15 |
| Singapore | ANZ IPB Nominees Pte Ltd | | 15 |
| Singapore | Torridon Pte Ltd | | 15 |
| India | ANZ Information Technology Pvt Limited | | 9 |
| Pakistan | ANZ Pakistan (Private) Ltd | 95% | |
| Cook Islands | ANZ/V-Trac International Leasing Company | 95% | 20 |
| Kiribati | Bank of Kiribati Ltd | 75% | 24 |
| Australia | Binnstone Traders Pty Limited | | 1 |
| Australia | Deori Pty Ltd | | 1 |
| Delaware, USA | Ecomven LLC | | 25 |
| Australia | Ecomven (Australia) Pty Ltd | | 1 |
| Australia | LFD Limited | | 1 |
| Australia | GNPL Pty Ltd | | 1 |
| Australia | RFDL Pty Ltd | | 1 |
| England | Minerva Holdings Limited | | 14 |
| England | ANZEF Limited | | 14 |
| England | ANZEF Leasing No. 1 Limited | | 14 |
| England | ANZEF Leasing No. 2 Limited | | 14 |
| England | ANZ Emerging Markets Holdings Limited | | 14 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| England | ANZ Securities (UK) Limited | | 14 |
| Netherlands | ANZ Eurofinance B.V. | | 4 |
| England | ANZ Global Nominees Limited | | 14 |
| England | ANZIM Limited | | 14 |
| Cayman Islands | ANZ International (Cayman Islands) Limited (in liquidation) | | 10 |
| Netherlands | ANZ Investments (UK) B.V. | | 23 |
| England | ANZ Leasing Limited | | 14 |
| England | ANZ Leasing (No. 2) Ltd | | 14 |
| England | ANZMB Limited | | 14 |
| England | ANZ McCaughan (UK) Limited (in liquidation) | | 14 |
| New York, USA | ANZ Securities Inc. | | 13 |
| England | Brandts Nominees Limited | | 14 |
| Netherlands | Grindlays Eurofinance B.V. | | 4 |
| Guernsey | Minerva Fund Management (Guernsey) Limited | | 5 |
| England | Minerva Nominees Limited | | 14 |
| England | Minerva Nominees (No.2) Limited | | 14 |
| England | Spey Industrials Limited | | 14 |
| Australia | Town & Country Land Holdings Pty Ltd | | 1 |
| Australia | Votraint No. 1103 Pty Limited | | 1 |
| Australia | ANZ General Insurance Pty. Limited | | 1 |
| Australia | ANZ General Partner Pty Ltd | | 2 |
| Australia | ANZ Holdings Pty Ltd | | 1 |
| Australia | ANZ Infrastructure Investments Limited | | 18 |
| Australia | ANZ Investment Holdings Pty Ltd | | 1 |
| Australia | 530 Collins Street Property Trust | | 1 |
| Australia | ANZ Investments Pty Ltd | | 1 |
| Australia | ANZ Leasing Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (ACT) Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (NSW) Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (NT) Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (Vic) Pty. Ltd. | | 1 |
| Australia | ANZ Lenders Mortgage Insurance Pty. Limited | | 1 |
| Australia | ANZ Life Assurance Company Limited | | 1 |
| New York, USA | ANZ Limited Partnership | | 13 |
| Australia | ANZ Managed Investments Limited | | 1 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Australia | ANZ Margin Services Pty Limited | | 1 |
| Australia | ANZ MRP Pty Ltd | | 2 |
| Australia | ANZ Nominees Limited | | 1 |
| Brazil | ANZ Participacoes E Servicos Ltda | | 12 |
| Australia | ANZ Payment Services Pty Limited | | 1 |
| England | ANZ Pensions (UK) Limited | | 14 |
| Australia | ANZ Properties (Australia) Pty Ltd | | 1 |
| Australia | Weelya Pty. Ltd. | | 1 |
| New York , USA | ANZ Realty Holdings (USA) Inc | | 13 |
| Australia | ANZ Rewards Pty Ltd | | 1 |
| Australia | ANZ Rewards No. 2 Pty Ltd | | 1 |
| Australia | ANZ Rural Products Pty Ltd | | 2 |
| Australia | ANZ Securities (Holdings) Limited | | 2 |
| Australia | ANZ Futures Limited | | 2 |
| Australia | ANZIB Specialist Asset Management Limited | | 2 |
| New Zealand | ANZ Securities (New Zealand) Limited | | 6 |
| New Zealand | ANZMAC Securities (New Zealand) Nominees Limited | | 6 |
| Delaware, USA | ANZ Securities (USA) Inc *(to be struck off)* | | 13 |
| Australia | ANZ Securities Limited | | 2 |
| Australia | ANZ Securities (Entrepot) Pty Ltd | | 2 |
| Australia | ANZ Securities (Nominee) Pty Ltd | | 2 |
| Australia | ANZ Underwriting Limited | | 2 |
| Australia | ANZ Technical Services Pty Ltd | | 1 |
| England | ANZ U.K. Dividends (AUD) Limited | | 14 |
| PNG | Australia and New Zealand Banking Group (PNG) Limited | | 19 |
| PNG | 8 & 9 Chester Street Ltd | | 19 |
| Jersey | Bellgrove Services Limited | | 11 |
| Australia | Bellinz Pty Ltd (proposed for deregistration) | | 1 |
| Australia | Eauto Pty Ltd | | 1 |
| Australia | Ecomel Pty. Limited | | 1 |
| Australia | Elgeba Pty. Limited | | 1 |
| Australia | E S & A Holdings Pty Ltd | | 1 |
| Australia | E S & A Properties (Australia) Pty Ltd (proposed for deregistration) | | 1 |
| Australia | Esanda Finance Corporation Limited | | 1 |
| Australia | ANZ Vendor Solutions Pty Limited | | 1 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Australia | Esanda (Wholesale) Proprietary Limited | | 1 |
| Australia | Fleet Partners Pty Limited | | 1 |
| Australia | Claric 246 Pty Ltd | | 1 |
| Australia | P L Lease Management Pty Ltd | | 1 |
| Australia | International Corporate Park Management Pty Ltd | *4.6 | 1 |
| Australia | Loan Service Centre Pty Limited | | 1 |
| Australia | Mercantile Credits Pty Ltd | | 1 |
| Australia | ANZCAP Leasing Services Pty Ltd | | 1 |
| Australia | ANZCAP Leasing (Vic.) Pty. Ltd. | | 1 |
| Australia | FCA Finance Pty. Limited | | 1 |
| Australia | Analed Pty. Ltd. | | 1 |
| Australia | Crebb No 1 Pty Ltd | | 1 |
| Australia | Crebb No 2 Pty Ltd | | 1 |
| Australia | Crebb No 3 Pty Ltd | | 1 |
| Australia | Crebb No 4 Pty Ltd | | 1 |
| Australia | Crebb No 5 Pty Ltd | | 1 |
| Australia | Crebb No 6 Pty Ltd | | 1 |
| Australia | Crebb No 7 Pty Ltd | | 1 |
| Australia | Crebb No 8 Pty Ltd | | 1 |
| Australia | Crebb No 9 Pty Ltd | | 1 |
| Australia | Crebb No 10 Pty Ltd | | 1 |
| Australia | Crebb No 11Pty Ltd | | 1 |
| Australia | Crebb No 12 Pty Ltd | | 1 |
| Australia | Crebb No 13 Pty Ltd | | 1 |
| Australia | Crebb No 14 Pty Ltd | | 1 |
| Australia | Crebb No 15 Pty Ltd | | 1 |
| Australia | G-BNWF Aircraft Pty Ltd | | 2 |
| Australia | G-BNWG Aircraft Pty Ltd | | 2 |
| Australia | G-BNWK Aircraft Pty Ltd | | 2 |
| Australia | G-BNWP Aircraft Pty Ltd | | 2 |
| Australia | Japan Australia Venture Capital Fund (MIC) Pty Ltd | | 1 |
| Australia | JIKK Pty Ltd | | 1 |
| Australia | NMRB Finance Limited *(In Liquidation)* | | - |
| Australia | NMRB Pty Ltd | | 1 |
| Australia | NMRSB Pty Ltd | | 1 |
| Australia | Orchard Investments Pty Ltd | | 1 |
| Indonesia | PT ANZ Panin Bank | 85 | 21 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Jersey | Sabeus Trade Services Limited | | 11 |
| England | The Bank of Australasia *(In Liquidation)* | | - |
| England | The London Bank of Australia *(In Liquidation)* | | - |
| England | The Union Bank of Australia Limited *(In Liquidation)* | | - |

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.
* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred
to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 4 April 2002

..................................
Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

| | |
|---|---|
| 1 | Level 6, 100 Queen Street, Melbourne, Australia 3000 |
| 2 | Level 12, 530 Collins Street, Melbourne, Australia 3000 |
| 3 | C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805 |
| 4 | Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands |
| 5 | Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands |
| 6 | Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand |
| 7 | Beach Road, Apia, Samoa |
| 8 | C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu |
| 9 | Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052 |
| 10 | Ugland House, South Church Street, Grand Cayman, Cayman Islands |
| 11 | 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands |
| 12 | Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil |
| 13 | 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036 |
| 14 | Minerva House, Montague Close, London, SE1 9DH England |
| 15 | 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620 |
| 16 | 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554 |
| 17 | Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong |
| 18 | Level 11, 12 Moore Street, Canberra ACT 2601 |
| 19 | Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea |
| 20 | C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands |
| 21 | Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270 |
| 22 | Amerika Samoa Bank Building, Fagatogo, American Samoa |
| 23 | Groeselaan 18, 3521 CB Utrecht, Netherlands |
| 24 | PO Box 66, Bairiki, Tarawa, Republic of Kiribati |
| 25 | C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA |

Annexure "C"

This is the Annexure of one (1) page marked "C" referred
to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 4 April 2002

..................................................

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

| Domicile | Australia and New Zealand Banking Group Limited | % Owned # | Reg Office |
|---|---|---|---|
| Australia | ANZ Finance (Far East) Pty Ltd | | 1 |
| Australia | AFT (Canberra) Limited | | 1 |
| Australia | Glen Gala Estates Pty Limited | | 1 |
| Australia | T. & C. Management Pty. Ltd. | | 1 |
| Australia | Town and Country Properties Ltd | | 1 |
| Australia | Greater Pacific Nominees Pty. Ltd. | | 1 |
| Australia | Esanda Asset Finance Limited | | 1 |
| Australia | Esanda Equipment Credit Pty Limited | | 1 |
| Australia | Finance Corporation of Australia Limited | | 1 |

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 39,925 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, pari passu with existing ordinary shares. |
| 5 | Issue price or consideration | 10,000 shares at $10.34 each<br>15,000 shares at $11.44 each<br>3,000 shares at $14.63 each<br>5,000 shares at $14.92 each<br>3,000 shares at $13.70 each<br>750 shares at $16.81 each<br>3,175 shares at $17.05 each<br>39,925 shares |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 28 March 2002 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,495,726,362 | Ordinary fully paid |
| | | 31,214,960 | Options on issue with no subscription paid. |
| | | 64,016,000 | 1998 Redeemable Preference Shares. |
| | | 60,016,000 | 1998 Redeemable Preference Shares (Series 2). |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>*Example: In the case of restricted securities, end of restriction period*<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

+ See chapter 19 for defined terms.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 2 April 2002

Print name: Peter John Mathews

+ See chapter 19 for defined terms.

ASIC registered agent number 7159
**lodging party or agent name** ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 28 / 03 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

**Details of shares issued**

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 10,000 | $10.34 | $0.00 |
| ORD | 15,000 | $11.44 | $0.00 |
| ORD | 3,000 | $14.63 | $0.00 |
| ORD | 5,000 | $14.92 | $0.00 |

1. *Have all shares been issued for cash only?* Yes [X] No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No.** Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 2 / 04 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
**share issue**

Corporations Act 2001
**254X(1)**

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 28 / 03 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

### Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 3,000 | $13.70 | $0.00 |
| ORD | 750 | $16.81 | $0.00 |
| ORD | 3,175 | $17.05 | $0.00 |
| | | | |

1. Have all shares been issued for cash only? Yes [X] No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 2 / 04 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
# share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 03 / 04 / 2002 or period of issue (d/m/y) from / / to / /

### Class of shares - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

### Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 750 | $14.63 | $0.00 |
| ORD | 1,750 | $14.92 | $0.00 |
| ORD | 625 | $17.05 | $0.00 |
| ORD | 625 | $13.70 | $0.00 |

1. Have all shares been issued for cash only? Yes [X] No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 5 / 04 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
**lodging party or agent name** ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
## share issue

Corporations Act 2001
**254X(1)**

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 11 / 04 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 5,250 | $14.63 | $0.00 |
| ORD | 4,000 | $14.92 | $0.00 |
| ORD | 2,625 | $13.70 | $0.00 |
| ORD | 1,875 | $17.05 | $0.00 |

1. Have all shares been issued for cash only? Yes [X] No [ ]
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 15 / 04 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
**254X(1)**

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 18 / 04 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| *code* | *full title* | *code* | *full title* |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

**Details of shares issued**

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 750 | $14.63 | $0.00 |
| ORD | 1,250 | $14.92 | $0.00 |
| ORD | 25,000 | $11.20 | $0.00 |

1. Have all shares been issued for cash only? Yes ☒ No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 23 / 04 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
**254X(1)**

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 16 / 04 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 6,000 | $14.92 | $0.00 |
| ORD | 1,500 | $13.70 | $0.00 |

1. Have all shares been issued for cash only? Yes ☒ No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 23 / 04 / 02

ASIC registered agent number 7159

**lodging party or agent name** ANZ Company Secretary's Office

office, level, building name or PO Box no. Level 6

street number & name 100 Queen Street

suburb/city Melbourne state/territory VIC postcode 3000

telephone ( 03 ) 9273 6141

facsimile ( 03 ) 9273 6142

DX number suburb/city

207 page 1/1 15 July 2001

ASS. [ ] CASH. [ ] PROC. [ ] REQ-A [ ] REQ-P [ ]

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 18 / 04 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

**Details of shares issued**

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 5,851 | $0.00 | $0.00 |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes [ ] No [X]
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 23 / 04 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

| | |
|---|---|
| ASIC registered agent number | 7159 |
| lodging party or agent name | ANZ Company Secretary's Office |
| office, level, building name or PO Box no. | Level 6 |
| street number & name | 100 Queen Street |
| suburb/city | Melbourne state/territory VIC postcode 3000 |
| telephone | ( 03 ) 9273 6141 |
| facsimile | ( 03 ) 9273 6142 |
| DX number | suburb/city |

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

# Notification of share issue

form **207**

Corporations Act 2001
**254X**(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 29 / 04 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 4,500 | $14.63 | $0.00 |
| ORD | 2,750 | $14.92 | $0.00 |
| ORD | 3,875 | $13.70 | $0.00 |
| ORD | 750 | $17.05 | $0.00 |

1. Have all shares been issued for cash only? Yes [X] No [ ]
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 29 / 04 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
**254X(1)**

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 23 / 04 / 2002 or period of issue (d/m/y) from / / to / /

### Class of shares - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

### Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 5,250 | $14.63 | $0.00 |
| ORD | 6,000 | $14.92 | $0.00 |
| ORD | 2,000 | $13.70 | $0.00 |
| ORD | 500 | $17.05 | $0.00 |

1. Have all shares been issued for cash only? Yes [X] No [ ]
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes [ ] No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 29 / 04 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9273 6141
facsimile ( 03 ) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
## share issue

Corporations Act 2001
**254X**(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the issue

date of issue (d/m/y) 29 / 04 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | ORDINARY FULLY PAID SHARE |

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 2,000 | $15.33 | $0.00 |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes [X] No [ ]
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No.** Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 29 / 04 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ BANK
office, level building name or PO Box no. LEVEL 6
street number & name 100 QUEEN STRET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 )92736141
facsimile ( 03 )92736142
DX number suburb/city

208 page 1/2 15 July 2001

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS CASH PROC REQ A REQ P

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 5851 | 18/04/02 |
| | | |
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☒ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules: Rule 2.2 Shares were issued under the ANZ Employee Share Acquisition Plan approved by shareholders at the Company's AGM held on 21/01/98.

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /
summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | $ |

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

## Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

**sign here** [signature] date 23/04/02

Small Business (less than 20 employees). please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 3,750 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, pari passu with existing ordinary shares. |
| 5 | Issue price or consideration | 750 shares at $14.63 each<br>1,750 shares at $14.92 each<br>625 shares at $13.70 each<br>625 shares at $17.05 each<br>3,750 shares |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 3 April 2002 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,495,730,112 | Ordinary fully paid |
| | | 31,211,210 | Options on issue with no subscription paid. |

+ See chapter 19 for defined terms.

| | |
|---|---|
| 64,016,000 | 1998 Redeemable Preference Shares. |
| 60,016,000 | 1998 Redeemable Preference Shares (Series 2). |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

+ See chapter 19 for defined terms.

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>*Example: In the case of restricted securities, end of restriction period*<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 5 April 2002

Print name: Peter John Mathews

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 13,750 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Shares |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, pari passu with existing ordinary shares. |
| 5 | Issue price or consideration | 5,250 shares at $14.63 each<br>4,000 shares at $14.92 each<br>2,625 shares at $13.70 each<br>1,875 shares at $17.05 each<br>13,750 shares |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 11 April 2002 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,495,743,862 | Ordinary fully paid |
| 31,010,050 | Options on issue with no subscription paid. |

| | |
|---|---|
| 64,016,000 | 1998 Redeemable Preference Shares. |
| 60,016,000 | 1998 Redeemable Preference Shares (Series 2). |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |

| | | |
|---|---|---|
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 15 April 2002

Print name: Peter John Mathews

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 40,351 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, pari passu with existing ordinary shares. |
| 5 | Issue price or consideration | 5,851 shares at nil consideration<br>25,000 shares at $11.20 each<br>750 shares at $14.63 each<br>7,250 shares at $14.92 each<br>1,500 shares at $13.70 each<br>40,351 shares |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | • 5,851 shares issued to the trustee under the ANZ Employee Share Acquisition Plan to hold upon trust for the beneficial interest of employees.<br><br>• 34,500 shares issued on exercise of options. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 7,500 shares on 16 April 2002<br>32,851 shares on 18 April 2002 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,495,784,213 | Ordinary fully paid |
| | | 30,975,550 | Options on issue |

+ See chapter 19 for defined terms.

| | |
|---|---|
| 64,016,000 | 1998 Redeemable Preference Shares. |
| 60,016,000 | 1998 Redeemable Preference Shares (Series 2). |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

+ See chapter 19 for defined terms.

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**
*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |

| | | |
|---|---|---|
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment* | — |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 22 April 2002

Print name: Peter John Mathews

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 27,625 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully Paid Shares |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, pari passu with existing ordinary shares. |
| 5 | Issue price or consideration | 9,750 shares at $14.63 each<br>8,750 shares at $14.92 each<br>5,875 shares at $13.70 each<br>2,000 shares at $15.33 each<br>1,250 shares at $17.05 each<br>27,625 shares |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued on exercise of options.. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 13,750 shares on 23 April 2002<br>13,875 shares on 29 April 2002 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,495,811,838 | Ordinary fully paid |
| | | 30,947,925 | Options on issue |

+ See chapter 19 for defined terms.

| | |
|---|---|
| 64,016,000 | 1998 Redeemable Preference Shares. |
| 60,016,000 | 1998 Redeemable Preference Shares (Series 2). |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing fully paid ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

+ See chapter 19 for defined terms.

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

## Entities that have ticked box 34(b)

| | |
|---|---|
| 38 Number of securities for which +quotation is sought | |
| 39 Class of +securities for which quotation is sought | |

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 29 April 2002

Print name: Peter John Mathews

+ See chapter 19 for defined terms.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

..............................................................
PETER JOHN MATHEWS
Secretary
Australia and New Zealand Banking Group Limited
9 May 2002